This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to this Offer and it is an offence to claim otherwise.
This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
November 10, 2005
BARRICK GOLD CORPORATION
OFFER TO PURCHASE
all of the outstanding common shares of
PLACER DOME INC.
on the basis of, at the election of each holder,
(a) US$20.50 in cash (the “Cash Alternative”); or
(b) 0.7518 of a Barrick common share and US$0.05 in cash (the “Share Alternative”)
for each common share of Placer Dome Inc.
subject, in each case, to pro ration as set out herein.
Barrick Gold Corporation (the “Offeror”) hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Placer Dome described under “Shareholder Rights Plan” in the accompanying Circular (collectively, the “Shares”).
The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on December 20, 2005, unless the Offer is extended or withdrawn (the “Expiry Time”).
Each holder of Shares (a “Shareholder”) may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Shareholder’s Shares deposited under the Offer. The total amount of cash available under the Offer is limited to US$1,223,721,097 and the total number of common shares of the Offeror (the “Barrick Common Shares”) available for issuance under the Offer is limited to 303,021,050 Barrick Common Shares (based on the number of Shares outstanding on a fully diluted basis as of October 21, 2005 as disclosed by Placer Dome). See Section 1 of the Offer. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares.
The Offer is subject to certain conditions which are described under “Conditions of the Offer” in Section 4 of the Offer including, without limitation, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully diluted basis. Subject to applicable Law (as defined in the enclosed Offer), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time.
The Dealer Managers for the Offer are:

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
Merrill Lynch Canada Inc.	Merrill Lynch, Pierce, Fenner &
Smith Incorporated

      The Barrick Common Shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the stock symbol “ABX”. The Barrick Common Shares also trade on the London Stock Exchange, the SWX Swiss Exchange and Euronext-Paris. The Shares are listed on the NYSE, the TSX, the Australian Stock Exchange (“ASX”) in the form of CHESS Depositary Interests, Euronext-Paris and the SWX Swiss Exchange. The Shares are listed under the stock symbol “PDG”. International Depositary Receipts representing the Shares are listed on Euronext-Brussels.
      On October 28, 2005, the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing price of the Shares on the NYSE was US$16.51 and the closing price of the Barrick Common Shares on the NYSE was US$27.20. The Offer price of US$20.50 per Share represents a premium of approximately 24% over the closing price of the Shares on the NYSE on October 28, 2005. The Offer price of US$20.50 per Share also represents a premium of approximately 27% over the average closing price of the Shares on the NYSE for the ten trading days immediately preceding the date of the Offeror’s announcement of its intention to make the Offer.
      For a discussion of risks and uncertainties to consider in assessing the Offer, see “Business Combination Risks” in Section 7 of the Circular and the risks described in the Offeror’s Form 40-F/ Annual Information Form dated March 30, 2005, which is incorporated by reference in the Offer and Circular.
      Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares and all other required documents, with CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “U.S. Forwarding Agent”), at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer in the United States by following the procedures for book-entry transfer of Shares described under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer; or (2) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent before the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on pink paper) or a facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agents for the Offer. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agents at their respective addresses shown on the last page of this document.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      Certain information included herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Offeror cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Offeror carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Offeror’s Form 40-F/ Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
      The following factors, among others, related to the business combination of the Offeror and Placer Dome could cause actual results to differ materially from the forward-looking statements: the Barrick Common Shares issued in connection with the Offer may have a market value lower than expected; the business of the Offeror and Placer Dome may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Offeror/ Placer Dome transaction may not be fully realized or not realized within the expected time frame. See “Strategic Rationale” in Section 4 of the Circular, “Purpose of the Offer” in Section 5 of the Circular, “Plans for Placer Dome” in Section 6 of the Circular and “Business Combination Risks” in Section 7 the Circular. These factors are not intended to represent a complete list of the factors that could affect the Offeror and the combination of the Offeror and Placer Dome. Additional factors are noted elsewhere in the Offer and Circular and in documents incorporated by reference in the Offer and Circular.
      The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
NOTICE TO SHAREHOLDERS IN CANADA
      The Offeror presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. As financial information in the Offer and Circular has been prepared in accordance with U.S. GAAP, it may not be comparable to financial data prepared by other Canadian companies.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States.
      Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Barrick Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “United States Federal Income Tax Considerations” in Section 23 of the Circular.
      The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of

i

the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
NOTICE TO SHAREHOLDERS IN AUSTRALIA
      The Offer is not regulated by Chapter 6 of the Corporations Act (Australia), but rather pursuant to the applicable requirements of Canada. Australian Shareholders and CDI Holders should be aware that these requirements are different from those of Australia. The Offeror presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. As financial information in the Offer and Circular has been prepared in accordance with U.S. GAAP, it may not be comparable to financial data prepared by similar Australian companies. The documents identified as “Documents Incorporated by Reference” and described in Section 11 of the Circular, as well as information on the interests and fees of certain persons involved in the Offer and a qualitative description of some differences between U.S. GAAP and Australian International Financial Reporting Standards, have been lodged with the Australian Securities and Investments Commission (“ASIC”). The Form 40-F/Annual Information Form of the Offeror, which is one of the documents lodged with ASIC, is a disclosure document intended to provide material information about the Offeror and its business at a point in time in the context of its historical and possible future development. Until the Expiry Time, you may obtain copies of each of these documents free of charge by requesting them from the Vice President, Assistant General Counsel and Secretary of the Offeror, BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario M5J 2S1, telephone 416-861-9911. These documents can also be obtained from ASIC for a fee.
NOTICE TO SHAREHOLDERS IN FRANCE
      The Offer cannot be made to holders in France of Shares admitted to trading on Euronext-Paris (the “French Shares”) except as described below. A French offer notice (Communiqué établi conformément à l’article 231-26 du Règlement général), addressing issues specific to holders of French Shares (the “French Offer Notice”) is expected to be reviewed by the Autorité des Marchés Financiers. Once clearance has been obtained, the French Offer Notice will be distributed in France to holders of French Shares, and the Offer will be made to such holders. The French Offer Notice will make reference to the Offer, the Circular and other documents incorporated by reference therein.
HOLDERS IN BELGIUM OF SHARES AND IDRs
      The Offer cannot be made to holders in Belgium of Shares and/or International Depositary Receipts admitted to trading on Euronext-Brussels (the “IDRs”), other than institutional investors as defined in Article 3,2° of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions, except as described below. A Belgian supplement, addressing issues specific to holders of Shares and/or IDRs in Belgium (the “Belgian Supplement”) is expected to be approved, together with the Offer and Circular, by the relevant Belgian control authorities. Once such approval has been obtained, the Offer and Circular can be distributed in Belgium to holders of Shares and/or IDRs but only together with the Belgian Supplement, and the Offer will be made to such holders.
NOTICE TO HOLDERS OF IDRs
      Holders of IDRs admitted to trading on the Euronext-Brussels are invited to contact the Information Agents (referred to on the last page of this document) for information on whether and how they can participate in the Offer in respect of the applicable Shares.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES
      The Offer is made only for Shares and is not made for any stock options (“Options”), debentures convertible into Shares (“Convertible Debentures”) or other rights to acquire Shares (other than SRP Rights). Any holder of such Options, Convertible Debentures or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, convert the Convertible Debentures or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Convertible Debentures or other rights to acquire Shares that the holder will have certificates representing the Shares received on such exercise or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer. If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an option to acquire Shares will become an option or right to acquire a number of Barrick Common Shares, and/or in some cases receive a cash payment, as determined in accordance with the terms of the Option. If a holder of Convertible Debentures does not convert such Convertible Debentures before the Expiry Time, such Convertible Debentures will remain outstanding in accordance with their terms and conditions, including with respect to maturity, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Convertible Debenture may become convertible into a number of Barrick Common Shares to be determined in accordance with the terms of the Convertible Debentures. The tax consequences to holders of Options or Convertible Debentures of exercising their Options or converting their Convertible Debentures are not described in “Canadian Federal Income Tax Considerations” in Section 22 of the Circular, “United States Federal Income Tax Considerations” in Section 23 of the Circular or “Australian Federal Income Tax Considerations” in Section 24 of the Circular. Holders of Options or Convertible Debentures should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options or to convert or not convert their Convertible Debentures.
EXCHANGE RATES
      Unless otherwise indicated, all references to “$” or “dollars” in the Offer and the Circular refer to U.S. dollars.
      The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one U.S. dollar expressed in Canadian dollars:

	Ten
	Months
	Ended
		Year Ended December 31,
	October 31,
	2005	2004	2003	2002	2001

Average rate for period(1)	1.2195	1.3015	1.4015	1.5704	1.5484
Rate at end of period(2)	1.1801	1.2036	1.2924	1.5796	1.5926

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.
     On November 8, 2005, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was $1.1886.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
SUMMARY OF THE OFFER	6
DEFINITIONS	14
OFFER	19
1. The Offer	19
2. Time for Acceptance	21
3. Manner of Acceptance	21
4. Conditions of the Offer	26
5. Extension, Variation or Change in the Offer	29
6. Take up of and Payment for Deposited Shares	30
7. Right to Withdraw Deposited Shares	31
8. Return of Deposited Shares	32
9. Mail Service Interruption	33
10. Changes in Capitalization, Dividends and Distributions	33
11. Notice and Delivery	34
12. Market Purchases	34
13. Other Terms of the Offer	34
CIRCULAR	36
1. The Offeror	36
2. Placer Dome	37
3. Background to the Offer	37
4. Strategic Rationale	41
5. Purpose of the Offer	42
6. Plans for Placer Dome	43
7. Business Combination Risks	43
8. Source of Funds	46
9. Summary Historical and Unaudited Pro Forma Consolidated Financial Information	47
10. Certain Information Concerning the Offeror and Its Shares	49
11. Documents Incorporated by Reference	52
12. Ownership of and Trading in Shares of Placer Dome	53
13. Commitments to Acquire Shares of Placer Dome	53
14. Arrangements, Agreements or Understandings	53
15. Benefits from the Offer	54
16. Material Changes and Other Information Concerning Placer Dome	54
17. Certain Information Concerning Placer Dome and Its Shares	54
18. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure	55
19. Regulatory Matters	56
20. Shareholder Rights Plan	58
21. Acquisition of Shares Not Deposited Pursuant to the Offer	60
22. Canadian Federal Income Tax Considerations	63
23. United States Federal Income Tax Considerations	69
24. Australian Federal Income Tax Considerations	73
25. Other Matters Relating to the Offer	76
26. Stock Exchange Listing Applications	77
27. Offerees’ Statutory Rights	78
28. Registration Statement Filed with the SEC	78
29. Directors’ Approval	78
AUDITORS’ CONSENT	79
CONSENT OF COUNSEL	80
CERTIFICATE	81
SCHEDULE A	A-1
SCHEDULE B	B-1
SCHEDULE C	C-1

SUMMARY TERM SHEET
      The following are some of the questions that you, as a Shareholder of Placer Dome Inc., may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in this summary term sheet. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Definitions.
WHAT IS THE OFFER?
      Barrick Gold Corporation is offering to purchase all the outstanding Shares of Placer Dome on the basis of, at the election of the Shareholder, (a) US$20.50 in cash for each Share or (b) 0.7518 of a Barrick Common Share and US$0.05 in cash for each Share, subject to pro ration based upon the maximum amount of cash and Barrick Common Shares offered.
      See “The Offer” in Section 1 of the Offer.
WHO IS OFFERING TO PURCHASE MY SHARES?
      Our name is Barrick Gold Corporation. We are a corporation organized under the laws of the Province of Ontario, Canada. We are a leading international gold mining company, with a portfolio of operating mines and projects located in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania.
      See “The Offeror” in Section 1 of the Circular.
WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?
      We are offering to purchase all the outstanding common shares of Placer Dome and the associated rights under Placer Dome’s shareholder rights plan. This includes Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon conversion, exchange or exercise of any options or convertible debentures or other securities of Placer Dome that are convertible into, or exchangeable or exercisable for Shares.
      See “The Offer” in Section 1 of the Offer.
HOW MANY SHARES ARE YOU SEEKING TO PURCHASE, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?
      We are offering to purchase all of the outstanding Shares on the basis of, at the election of the Shareholder, (a) US$20.50 in cash for each Share or (b) 0.7518 of a Barrick Common Share and US$0.05 in cash for each Share. The consideration payable under the Offer will be subject to pro ration as necessary to ensure that the total aggregate consideration payable under the Offer and in any second-step transaction does not exceed specified maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis. The maximum amount of cash consideration available under the Offer is US$1,223,721,097 and the maximum number of Barrick Common Shares issuable under the Offer is 303,021,050 Barrick Common Shares (based on the number of Shares outstanding on a fully diluted basis as of October 21, 2005 as disclosed by Placer Dome).
      The Offer price of US$20.50 per Share represents a premium of approximately 24% over the closing price of the Shares on the NYSE on October 28, 2005, the trading day preceding the day we announced our intention to make the Offer. The Offer price of US$20.50 also represents a premium of approximately 27% over the average closing price of the Shares on the NYSE for the ten trading days immediately preceding the day we announced our intention to make the Offer.
      See “The Offer” in Section 1 of the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?
      If you are the owner of record of your Shares and you tender your Shares in the Offer by depositing the Shares directly with the Depositary or the U.S. Forwarding Agent or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.
      See “Other Matters Relating to the Offer” in Section 25 of the Circular.
WHY ARE YOU MAKING THIS OFFER?
      We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Placer Dome. If we complete the Offer but do not then own 100% of Placer Dome, we intend to acquire any Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.
      See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
DO YOU HAVE THE CASH RESOURCES TO PAY FOR THE SHARES?
      Yes. We intend to use our existing $1 billion credit facility and to either increase the amount available under that facility or arrange for an additional credit facility to pay the cash consideration portion of the Offer price. If we are unable to arrange an increase to our existing credit facility or an additional credit facility on satisfactory terms, we will use a portion of our cash on hand to pay the balance of the cash consideration.
      See “Source of Funds” in Section 8 of the Circular.
WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?
      The Offer is subject to a number of conditions, including:

1.	Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Shares that would represent at least 66 2/3% of the total number of outstanding Shares on a fully diluted basis.

2.	Placer Dome’s board of directors must waive our acquisition of Shares under the Offer as a triggering event under Placer Dome’s shareholder rights plan or we must be satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and any proposed second-step transaction.

3.	All government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction (described below) shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

4.	Placer Dome shall not have reorganized in a manner that would have the effect of preventing the Offeror from obtaining a full tax-cost “bump” under Canadian law in respect of certain assets of Placer Dome.
      The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer.
HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?
      You have until the expiration date of the Offer to tender. The Offer is scheduled to expire at 8:00 p.m., Toronto time, on December 20, 2005, unless it is extended or withdrawn.
      See “Time for Acceptance” in Section 2 of the Offer.
CAN YOU EXTEND THE OFFER?
      We can elect, at any time, to extend the Offer. If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension in compliance with applicable Canadian and U.S. law.
      See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?
      You can accept the Offer by delivering to the Depositary or the U.S. Forwarding Agent before the expiration of the Offer (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal.
      If you cannot deliver all of the necessary documents to the Depositary or the U.S. Forwarding Agent in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.
      If you are a U.S. Shareholder, you may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Shares tendered by your nominee through The Depository Trust Company.
      Shareholders, including holders of CHESS Depositary Interests and International Depositary Receipts, are invited to contact the Information Agents for further information regarding how to accept the Offer.
      See “Manner of Acceptance” in Section 3 of the Offer.
IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?
      If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Shares, you will receive payment for the Shares you tendered promptly and in any event no later than either the tenth day after the expiration of the Offer or three Business Days after the Shares are accepted.
      See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.
CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?
      You may withdraw all or a portion of your tendered Shares:

1.	at any time when your Shares have not been taken up by us;

2.	if your Shares have not been paid for by us within three Business Days after having been taken up;

3.	up until the tenth day following the day we file a notice announcing that we have changed or varied our Offer unless, among other things, prior to filing the notice we had taken up your Shares or the change in our Offer consists solely of an increase in the consideration we are offering and the Offer is not extended for more than ten days; or

4.	if we have not taken up your Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until we do take up your Shares.
      See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.
HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?
      To withdraw Shares that have been tendered, you must deliver a written notice of withdrawal, with the required information, to either the Depositary or the U.S. Forwarding Agent, depending on with whom you originally deposited your Shares, while you still have the right to withdraw the Shares.
      See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.
WHAT DOES PLACER DOME’S BOARD OF DIRECTORS THINK OF THE OFFER?
      Following announcement of the Offer, the board of directors of Placer Dome announced that it had appointed a special committee of independent directors to evaluate the Offer, consider alternatives and make recommendations to the full board of directors. As of the date of the Offer and Circular, the board of directors of Placer Dome has not stated any opinion regarding the Offer.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?
      If the conditions of the Offer are otherwise satisfied or waived and we take up and pay for the Shares validly deposited pursuant to the Offer, we intend to acquire any Shares not deposited to the Offer:

1.	by Compulsory Acquisition, if at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn; or

2.	by a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if we decide not to proceed with a Compulsory Acquisition.
      See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
FOLLOWING THE OFFER, WILL PLACER DOME CONTINUE AS A PUBLIC COMPANY?
      Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares will fail to meet the criteria for continued listing on the Toronto Stock Exchange, New York Stock Exchange, Australian Stock Exchange, Euronext-Paris, the SWX Swiss Exchange and/or Euronext-Brussels. If this were to happen, the Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.
      If we acquire 100% of the Shares, it is our intention to apply to delist the Shares from the exchanges listed above as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, Placer Dome may cease to be required to comply with the rules of the Canadian securities regulatory authorities and the Securities and Exchange Commission’s rules governing publicly held companies.
      See “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular.
WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?
      The completion of either a Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares.
      See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?
      On October 28, 2005, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Shares on the New York Stock Exchange was US$16.51. We urge you to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.
      See “Certain Information Concerning the Offeror and Its Shares — Price Range and Trading Volumes of the Barrick Common Shares” in Section 10 of the Circular.
WHAT IS THE GOLDCORP TRANSACTION?
      We have entered into an agreement with Goldcorp Inc., a corporation organized under the laws of the Province of Ontario, under which, following the acquisition by the Offeror of 100% of the outstanding Shares, Goldcorp will acquire certain Placer Dome assets and assumed liabilities as well as an interest in a development project for which Goldcorp will pay us approximately $1,350 million in cash.
      See “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular.
HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?
      A Shareholder who is resident in Canada, who holds Shares as capital property and who disposes of such Shares to us under the Offer (subject to entering into a joint election with us to obtain a full or partial tax deferral when available as described under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular) will be considered to have disposed of the Shares on a taxable basis and will realize a capital gain (or capital loss). Generally, Shareholders who are not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Shares to us under the Offer unless those Shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention. An Eligible Holder who disposes of Shares pursuant to the Share Alternative and who further elects the Rollover Option in the Letter of Transmittal may, depending upon the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with us and filing such election with the CRA (and any appropriate provincial tax authority) under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial legislation).
      We urge you to read carefully the section entitled “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.
HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?
      A Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of their Shares to us under the Offer, will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Barrick Common Shares received by the Shareholder pursuant to the Offer plus the amount of any cash received, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to us.
      We urge you to read carefully “United States Federal Income Tax Considerations” in Section 23 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.
WHOM CAN I CALL WITH QUESTIONS?
      You may contact Kingsdale Shareholder Services Inc., MacKenzie Partners Inc., CIBC Mellon Trust Company, Mellon Investor Services LLC, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets Corporation or Merrill Lynch, Pierce, Fenner & Smith Incorporated at their respective telephone numbers and locations set out on the back page of this Offer and Circular. Kingsdale Shareholder Services Inc. is acting as the Information Agent in Canada; MacKenzie Partners, Inc. is acting as Information Agent in the U.S. and other jurisdictions; CIBC Mellon Trust Company is acting as Depositary; Mellon Investor Services LLC is acting as U.S. Forwarding Agent; RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. are acting as Dealer Managers in Canada; and RBC Capital Markets Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as Dealer Managers in the United States.

SUMMARY OF THE OFFER
      The following is a summary only and is qualified by the detailed provisions contained in the Offer and the Circular. Shareholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”. The information concerning Placer Dome contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of Placer Dome on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Placer Dome taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Placer Dome taken from or based upon such documents and records, or for any failure by Placer Dome to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.
The Offer
      The Offeror hereby offers to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding Shares, which includes Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of any Options or Convertible Debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for Shares, on the basis of, at the election of the Shareholder:

(a)	$20.50 in cash for each Share (the “Cash Alternative”); or

(b)	0.7518 of a Barrick Common Share and $0.05 in cash for each Share (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to pro ration as more fully described in Section 1 of the Offer.
      Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $2.65 in cash and 0.6562 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares.
      The Offer price of $20.50 per Share represents a premium of approximately 24% over the closing price of the Shares on the NYSE on October 28, 2005, the last trading day prior to the Offeror’s announcement of its intention to make the Offer. The Offer price also represents a premium of approximately 27% over the average trading price of Shares on the NYSE for the ten trading days immediately preceding the date of the Offeror’s announcement of its intention to make the Offer.
      The Offer is made only for Shares and is not made for Options or Convertible Debentures or other rights to acquire Shares (other than SRP Rights). Any holder of such Options, Convertible Debentures or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, convert the Convertible Debentures or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer.
      No fractional Barrick Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Barrick Common Shares as consideration under the Offer and the aggregate number of Barrick Common Shares to be issued to such Shareholder would result in a fraction of a Barrick Common Share being issuable, the number of Barrick Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of $27.20 per Barrick Common Share), as described in Section 1 of the Offer.
      Shareholders who are Eligible Holders and who elect the Share Alternative, and who further elect the Rollover Option in the Letter of Transmittal, may make the necessary joint tax election with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

      The maximum amount of cash consideration available under the Offer is $1,223,721,097 and the maximum number of Barrick Common Shares issuable under the Offer is 303,021,050 Barrick Common Shares (based on the number of Shares outstanding on a fully diluted basis as of October 21, 2005 as disclosed by Placer Dome). The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed the maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis.
      The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See “Conditions of the Offer” in Section 4 of the Offer.
The Offeror
      The Offeror is a leading international gold mining company, with a portfolio of operating mines and development projects located in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania. The Offeror successfully completed the construction of the Tulawaka, Lagunas Norte and Veladero mines in 2005, and is on track to commission the Cowal mine in the first quarter of 2006. The Offeror also has four other projects at various stages in its development pipeline. The Offeror is targeting an increase in its gold production to about 6.8 million ounces in 2007. The Offeror is also actively exploring approximately 100 projects in 16 countries.
      The Barrick Common Shares are listed on the NYSE and the TSX under the symbol “ABX”. The Barrick Common Shares also trade on the London Stock Exchange, the SWX Swiss Exchange and Euronext-Paris. On October 28, 2005, which was the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing price of the Barrick Common Shares on the NYSE was $27.20.
      See “The Offeror” in Section 1 of the Circular.
Placer Dome
      Placer Dome is principally engaged in the exploration for and the acquisition, development and operation of gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the foregoing countries and many others elsewhere throughout the world. Placer Dome’s principal product and source of earnings is gold, although significant quantities of copper and silver are also produced.
      The Shares are listed on the TSX, the NYSE, the ASX in the form of CHESS depositary interests, Euronext-Paris and the SWX Swiss Exchange. The Shares are listed under the stock symbol “PDG”. International Depository Receipts representing the Shares are listed on Euronext-Brussels. On October 28, 2005, which was the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing price of the Shares on the NYSE was $16.51.
      See “Placer Dome” in Section 2 of the Circular.
Strategic Rationale and Plans for Placer Dome
      The purpose of the Offer is to acquire all of the outstanding Shares of Placer Dome. The Offeror believes that the proposed business combination between the Offeror and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry. If the Offer is successful and the Offeror acquires 100% of the outstanding Shares, the Offeror will strengthen its position, including in respect of reserves, production, growth opportunities, and balance sheet strength. The Offeror believes that the Offer represents significant value to Placer Dome’s Shareholders by providing them with a substantial premium to the price at which the Shares were trading prior to announcement of the Offer as well as the opportunity to participate in a well-managed and highly-respected global company in the gold mining industry with demonstrated expertise in finding, developing and operating large-scale mines worldwide.
      See “Strategic Rationale” in Section 4 of the Circular and “Plans for Placer Dome” in Section 6 of the Circular.
Time for Acceptance
      The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 20, 2005, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.
Manner of Acceptance
      Shareholders can accept the Offer by delivering to the Depositary or the U.S. Forwarding Agent at any of the offices of the Depositary or the U.S. Forwarding Agent listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time: (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal. See “Manner of Acceptance — Letter of Transmittal” in Section 3 of the Offer.
      If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary or the U.S. Forwarding Agent before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, (3) the certificate(s) representing all deposited Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date, and (4) in certain circumstances, Rights Certificate(s), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the SRP Rights, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. See “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.
      Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation of the transfer of the Shareholder’s Shares in the Depositary’s account at The Depository Trust Company together with an Agent’s Message in respect thereof and other required documents are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. See “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary. Such documents or Agent’s Message should not be sent to the U.S. Forwarding Agent.
      Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.
      CDI Holders may only accept the Offer through the CDI Nominee.
      Holders of IDRs are invited to contact the Information Agents for information on whether and how they can participate in the Offer in respect of the applicable Shares.
      Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
Withdrawal of the Deposited Shares
      Any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time when the Shares have not been taken up by the Offeror. Additional withdrawal rights may be available under other circumstances as required by applicable Law. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer. Except as so indicated or as otherwise required by applicable Law, deposits of Shares are irrevocable.
Conditions of the Offer
      The Offeror will have the right to withdraw the Offer and not take up or pay for any Shares deposited pursuant to the Offer if any of the conditions described under “Conditions of the Offer” in Section 4 of the Offer have not been satisfied or waived by the Offeror at or before the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully diluted basis. See “Conditions of the Offer” in Section 4 of the Offer.
Payment for Deposited Shares
      If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will take up Shares validly deposited pursuant to the Offer and not properly withdrawn, not later than ten days after the Expiry Time. The Offeror will pay for the Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for within ten days of such deposit. See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.
Subsequent Acquisition Transaction
      If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of, in the aggregate, not less than 90% of the issued and outstanding Shares, the Offeror may acquire the remaining Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If the Offeror takes up and pays for Shares validly deposited to the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Shares taken-up and paid for under the Offer, to cause a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Placer Dome and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer.
      The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Placer Dome will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Placer Dome, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.
      See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
Shareholder Rights Plan
      On February 26, 2004, the Board of Directors of Placer Dome adopted a Shareholder Rights Plan which was confirmed by Shareholders on May 5, 2004. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 20 of the Circular.
      The Offeror believes that at the Expiry Time, Placer Dome and its Board of Directors and Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Shares pursuant to the Offer.
      The Offer is being made on the condition, among others, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror either before or on consummation of the Offer or the purchase of Shares of Placer Dome under a Compulsory Acquisition or consummation of any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.
Canadian Federal Income Tax Considerations
      A Shareholder who is resident in Canada, who holds Shares as capital property and who disposes of such Shares to the Offeror under the Offer (subject to entering into a joint election with the Offeror to obtain a full or partial tax deferral when available as described under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular) will realize a capital gain (or capital loss) equal to the amount by which the sum of the cash and the fair market value, on the date of the disposition, of the Barrick Common Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Shares.
      Generally, Shareholders who are not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer unless those Shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.
      An Eligible Holder who disposes of Shares pursuant to the Share Alternative and who further elects the Rollover Option in the Letter of Transmittal may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Shares by entering into a joint election with the Offeror and filing such election with the CRA (and any appropriate provincial tax authority) under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial legislation).
      The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.
United States Federal Income Tax Considerations
      A Shareholder who is a citizen of or resident in the United States for tax purposes, who holds Shares as capital property and who disposes of its Shares to the Offeror under the Offer will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Barrick Common Shares received by the Shareholder pursuant to the Offer plus the amount of any cash received and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to the Offeror.
      The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under “United States Federal Income Tax Considerations” in Section 23 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.
Australian Federal Income Tax Considerations
      A Shareholder who is a tax resident of Australia, who holds Shares as capital assets, who acquired (or is taken to have acquired) Shares before September 20, 1985 and who disposes of Shares to the Offeror under the Offer (whether under the Cash Alternative or the Share Alternative) will generally not realize a capital gain or capital loss on the disposal of Shares. However, where Barrick Common Shares are received as consideration, such a Shareholder will be taken to have acquired their Barrick Common Shares at the time the Letter of Transmittal is executed with a cost base equal to their market value at the time. Therefore, any subsequent disposal of the Barrick Common Shares will generally result in the realization of a capital gain or capital loss by the Shareholder.
      A Shareholder who is a tax resident of Australia, who holds Shares as capital assets, who acquired (or is taken to have acquired) Shares on or after September 20, 1985 and who disposes of Shares to the Offeror will generally realize a capital gain at the time such Shareholder executes a Letter of Transmittal accepting the Offer to the extent that the consideration for a particular Share is more than the cost base (or, in certain circumstances, indexed cost base) of that Share, and a capital loss to the extent that the consideration for a particular Share is less than the reduced cost base of the Share.
      If Barrick Common Shares are received as consideration under the Offer by a Shareholder who is a tax resident of Australia, who holds Shares as capital assets, who acquired (or is taken to have acquired) Shares on or after September 20, 1985 and who would (but for CGT rollover relief) realize a capital gain on the disposal of the Shares, will generally be eligible for CGT rollover relief if the Offeror becomes the owner of 80% or more of the Shares under the Offer. CGT rollover relief will only apply to the portion of the capital gain that relates to the share component of the consideration. It will not apply to the cash component of the consideration. If the Shareholder realizes a capital loss on the disposal of Shares, CGT rollover relief is not available in respect of those Shares.

      However, it is considered that CGT rollover relief will not be available if the Offeror does not acquire 80% or more of the Shares under the Offer, even if the Offeror subsequently acquires more than 80% of the Shares in a Subsequent Acquisition Transaction.
      A Shareholder who is an individual, complying superannuation entity or a trustee and who acquired the Shares at least 12 months before executing the Letter of Transmittal, should be entitled to discount capital gains treatment for the Shares disposed of under the Offer, provided that they have not elected to use the indexation method to calculate their cost base. The discount capital gains treatment entitles such Shareholders to reduce their capital gain on those Shares (after deducting available capital losses of the Shareholder) by half, in the case of individuals and trustees, or by one-third in the case of complying superannuation entities.
      Generally, Shareholders who are not tax residents of Australia will not be subject to tax in Australia in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer.
      The foregoing is a brief summary of the Australian federal income tax consequences only as regards the disposal by Shareholders of their Shares under the Offer but not pursuant to any Subsequent Acquisition Transaction and is qualified by the more detailed general description of the Australian income tax consideration under “Australian Federal Income Tax Considerations” in Section 24 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.
Risk Factors
      An investment in Barrick Common Shares and the business combination with Placer Dome are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described under “Business Combination Risks” in Section 7 of the Circular and the risks described in the Offeror’s Form 40-F/ Annual Information Form, which is incorporated by reference in the Offer and Circular.
Depositary and U.S. Forwarding Agent
      CIBC Mellon Trust Company is acting as Depositary and Mellon Investor Services LLC is acting as U.S. Forwarding Agent under the Offer. In such capacity, the Depositary and the U.S. Forwarding Agent will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. In the United States, the Depositary will also facilitate book-entry transfer of Shares.
Dealer Managers, Soliciting Dealer Group and Information Agents
      The Offeror has engaged the services of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. as Dealer Managers in Canada to solicit acceptances of the Offer. RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. intend to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States in the case of RBC Dominion Securities Inc., through its United States registered broker dealer affiliate, RBC Capital Markets Corporation, and in the case of Merrill Lynch Canada Inc., through Merrill Lynch, Pierce, Fenner & Smith Incorporated.
      The Offeror has engaged MacKenzie Partners Inc. and Kingsdale Shareholder Services Inc. as Information Agents to provide a resource for information for Shareholders.
      Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Dealer Managers, the Depositary, the U.S. Forwarding Agent or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary or the U.S. Forwarding Agent.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following tables include a summary of (i) the Offeror’s historical consolidated financial information for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005 and (ii) unaudited pro forma consolidated financial information for the Offeror for the nine months ended September 30, 2005 and for the year ended December 31, 2004. The historical financial information for the years ended December 31, 2002, 2003 and 2004 has been derived from the Offeror’s audited consolidated financial statements. The historical financial information for the nine months ended September 30, 2005 has been derived from the Offeror’s unaudited consolidated financial statements. The unaudited pro forma consolidated financial information for the Offeror has been derived from the unaudited comparative interim consolidated financial statements of the Offeror and Placer Dome for the nine months ended September 30, 2005, the audited comparative consolidated financial statements of the Offeror and Placer Dome for the year ended December 31, 2004 and such other supplementary information as was available to the Offeror and considered necessary to give pro forma effect to the acquisition of Placer Dome by the Offeror.
      The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in the Circular. The summary unaudited pro forma consolidated financial statement information for the Offeror gives effect to the proposed acquisition of Placer Dome as if it had occurred as at September 30, 2005 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2004 for the purposes of the pro forma consolidated statements of income for the periods ended December 31, 2004 and September 30, 2005. In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between the Offeror and Placer Dome due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The effect of the Goldcorp Transaction on the financial position and results of operations of the Offeror has not been reflected in the unaudited pro forma consolidated financial statement information set forth below because of a lack of complete publicly available information relating to the assets, liabilities, revenues and expenses of the Goldcorp Assets and Goldcorp Liabilities and also because the final price adjustments relating to the Goldcorp Agreement cannot be definitively estimated at the date hereof. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and accompanying notes included in Schedule A to the Circular.

	Year Ended	Year Ended	Year Ended		Nine Months Ended
	December 31,	December 31,	December 31, 2004		September 30, 2005
	2002	2003
	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick

	(in millions of dollars, except per share data in dollars)
Statement of Income Data
Sales	$1,967	$2,035	$1,932	$3,820	$1,574	$3,013
Income before cumulative effect of changes in accounting principles	$193	$217	$248	$522	$220	$278
Net income	$193	$200	$248	$526	$226	$270
Income per share before cumulative effect of changes in accounting principles — basic	0.36	0.40	0.47	0.63	0.41	0.34
— diluted	0.36	0.40	0.46	0.63	0.41	0.34
Net income per share — basic	0.36	0.37	0.47	0.64	0.42	0.33
— diluted	0.36	0.37	0.46	0.64	0.42	0.33
Dividends per share	0.22	0.22	0.22	N/A	0.11	N/A

	As at	As at
	December 31,	December 31,	As at September 30, 2005
	2003	2004
	As reported	As reported	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick

	(in millions of dollars, except shares in millions and
	per share data in dollars)
Balance Sheet Data
Cash and cash equivalents	$970	$1,398	$1,105	$2,213
Restricted cash	—	—	—	153
Other current assets	398	559	735	1,281
Property, plant and equipment	3,128	3,391	3,982	6,573
Unallocated purchase price	—	—	—	7,336
Other non-current assets	862	926	968	1,645

Total assets	$5,358	$6,274	$6,790	$19,201

Current liabilities excluding current portion of long-term debt	$323	$387	$460	$793
Total debt(1)	760	1,686	1,813	4,333
Other long-term obligations	781	638	713	2,313
Total shareholders’ equity	3,494	3,563	3,804	11,762

Total liabilities and shareholders’ equity	$5,358	$6,274	$6,790	$19,201

Common shares outstanding	535	534	538	831
Book value per share(2)	6.53	6.68	7.07	14.16

(1)	Pro forma balance includes temporary debt financing of $1,224 million, representing the maximum cash consideration under the Offer, which is expected to be repaid with the proceeds of approximately $1,350 million to be received by the Offeror on completion of the Goldcorp Transaction.

(2)	Total assets less total liabilities divided by common shares outstanding.

DEFINITIONS
      In the accompanying Summary Term Sheet and Summary of the Offer and in the Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated, and grammatical variations thereof have the corresponding meanings:
“Acquiring Person” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“affiliate” has the meaning ascribed thereto in the OSA;
“Agent’s Message” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;
“allowable capital loss” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular;
“AMF” means the Autorité des marchés financiers;
“Appointee” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;
“ARC” has the meaning ascribed thereto under “Regulatory Matters — Competition Act” in Section 19 of the Circular;
“associate” has the meaning ascribed thereto in the OSA;
“ASX” means the Australian Stock Exchange;
“Barrick” means Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario;
“Barrick Common Share” means a common share in the capital of Barrick;
“Beneficial Owner” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Board of Directors” means the board of directors of Placer Dome;
“Book-Entry Confirmation” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;
“Business Day” has the meaning ascribed thereto in section 89(1) of the OSA;
“Cash Alternative” has the meaning ascribed thereto on the face page of this document;
“CBCA” means the Canada Business Corporation Act, as amended;
“CDI” means a CHESS Depositary Interest over a Share;
“CDI Holder” means the holder of one or more CDIs;
“CDI Nominee” means CHESS Depositary Nominees Pty Limited (ABN 75 071 346 506);
“Cdn.$” means Canadian dollars;
“CDS” means The Canadian Depositary for Securities Limited;
“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including the schedules attached thereto;
“close of business” on any given date means the time on such date at which the office of the transfer agent for the Shares in the City of Toronto, Ontario becomes closed to the public;
“Commissioner” means the Commissioner of Competition appointed under the Competition Act;
“Competing Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Competition Act” means the Competition Act (Canada), as amended;
“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular;
“Convertible Debentures” means the $230 million of unsecured 20-year senior convertible debentures of Placer Dome due 2023 with interest payable at 2.75% per year;

“CRA” means the Canada Revenue Agency;
“Dealer Managers” means RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. in Canada, and RBC Capital Markets Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated in the United States and “Dealer Manager” means any one of them;
“Depositary” means CIBC Mellon Trust Company at its offices specified in the Letter of Transmittal;
“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;
“Dissenting Offeree” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition” in Section 21 of the Circular;
“Distributions” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;
“DTC” means The Depository Trust Company;
“Effective Time” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;
“Elected Amount” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular;
“Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);
“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States;
“Expiry Date” means December 20, 2005, or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;
“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;
“Flip-in Event” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Form 40-F/Annual Information Form” means the annual information form of the Offeror dated March 30, 2005 filed with the Canadian provincial securities regulatory authorities and filed on Form 40-F with the SEC;
“fully diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Shares issuable upon the exercise of Options, whether vested or unvested, and excluding Shares issuable upon the exercise of the SRP Rights;
“Goldcorp” means Goldcorp Inc., a corporation incorporated under the laws of the Province of Ontario;
“Goldcorp Agreement” means the bid support and purchase agreement dated October 30, 2005 between the Offeror and Goldcorp;
“Goldcorp Assets” has the meaning ascribed thereto under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular;

“Goldcorp Closing” has the meaning ascribed thereto under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular;
“Goldcorp Liabilities” has the meaning ascribed thereto under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular;
“Goldcorp Material Adverse Effect” means an effect that is, or would reasonably be expected to be, material and adverse to the Goldcorp Assets and Goldcorp Liabilities, taken as a whole, or the operations or prospects of the Goldcorp Assets and Goldcorp Liabilities, taken as a whole;
“Goldcorp Transaction” means the acquisition of the Goldcorp Assets by and transfer of the Goldcorp Liabilities to Goldcorp, as described under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular;
“Governmental Entity” means: (a) any supranational body or organization (such as the European Union and the EFTA Surveillance Authority), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder by the United States Federal Trade Commission;
“HSR Filing” has the meaning ascribed thereto under “Regulatory Matters — U.S. Federal Antitrust Laws” in Section 19 of the Circular;
“IDRs” means International Depositary Receipts representing Shares, which IDRs are traded on Euronext-Brussels;
“Information Agents” means MacKenzie Partners Inc. and Kingsdale Shareholder Services Inc.;
“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs or certificates and orders, by-laws, rules, regulations, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;
“Letter of Transmittal” means the Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular, or a facsimile thereof;
“Listing Exchanges” means the TSX, the NYSE, the ASX, Euronext-Paris, the SWX Swiss Exchange and Euronext-Brussels;
“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;
“Maximum Cash Consideration” means $2.65 multiplied by the number of outstanding Shares on a fully diluted basis on the date of the Offer;
“Maximum Share Consideration” means 0.6562 multiplied by the number of outstanding Shares on a fully diluted basis on the date of the Offer;
“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Shares on a fully diluted basis;
“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the Maximum Share Consideration multiplied by a fraction the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Shares on a fully diluted basis;

“Minimum Deposit Condition” has the meaning ascribed thereto under “Conditions of the Offer” in Section 4 of the Offer;
“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery for Deposit of Shares (printed on pink paper) in the form accompanying the Offer and Circular, or a facsimile thereof;
“NYSE” means the New York Stock Exchange;
“OBCA” means the Business Corporations Act (Ontario), as amended;
“Offer” means the offer to purchase all of the outstanding Shares made hereby;
“Offer and Circular” means the Offer and the Circular, collectively;
“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time;
“Offeror” means Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario;
“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular;
“Options” means outstanding options to acquire Shares of Placer Dome under the Stock Option Plans;
“OSA” means the Securities Act (Ontario), as amended;
“OSC” means the Ontario Securities Commission;
“Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Placer Dome” means Placer Dome Inc., a corporation incorporated under the laws of Canada;
“Placer Dome Common Shares” means the common shares in the capital of Placer Dome and any other shares of Placer Dome into which such common shares may be subdivided, consolidated, reclassified or changed;
“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;
“Rights Certificate” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Rollover Option” means the option of a Shareholder to tender Shares to the Offeror on a tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in Section 22 of the Circular, “Canadian Federal Income Tax Considerations”, which option is available to a Shareholder who (a) is an Eligible Holder, (b) has elected the Share Alternative in the Letter of Transmittal, and (c) has elected the “Rollover Option” in the Letter of Transmittal;
“SEC” means the United States Securities and Exchange Commission;
“Separation Time” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“Share Alternative” has the meaning ascribed thereto on the face page of this document;
“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 26, 2004 entered into between Placer Dome and the SRP Rights Agent;
“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;
“Shares” means the outstanding Placer Dome Common Shares (including those that are subject to CDIs and IDRs), together with the associated SRP Rights, and “Share” means any one Share and its associated SRP Right;
“Soliciting Dealer” has the meaning set out under “Other Matters Relating to the Offer — Dealer Managers and Soliciting Dealer Group” in Section 25 of the Circular;
“Soliciting Dealer Group” means the group of Soliciting Dealers;
“SRP Exercise Price” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;
“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;
“SRP Rights Agent” means CIBC Mellon Trust Company, the rights agent under the Shareholder Rights Plan;

“Stock Option Plans” means Placer Dome’s 1987 Stock Option Plan and 1993 Directors Stock Option Plan, the 1996 Long Term Equity Incentive Plan of Getchell Gold Corporation, the obligations of which were assumed by Placer Dome, and any other plan, agreement or arrangement which provides for the issuance of options to acquire Shares;
“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular;
“subsidiary” has the meaning ascribed thereto in the OSA;
“take up” in reference to Shares means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;
“Take-Up Date” means a date upon which Barrick takes up or acquires Shares pursuant to the Offer. Barrick reserves the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates;
“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended;
“taxable capital gain” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular;
“TSX” means the Toronto Stock Exchange;
“U.S. Business Day” means any day other than a Saturday, Sunday or federal holiday in the United States;
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;
“U.S. Forwarding Agent” means Mellon Investor Services LLC;
“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;
“United States” or “U.S.” means the United States of America, its territories and possessions, and any State of the United States, as applicable; and
“Voting Shares” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular.

OFFER
      The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.
      Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled “Definitions”.
November 10, 2005
TO: THE SHAREHOLDERS OF PLACER DOME

1.	The Offer
      The Offeror hereby offers to purchase, on and subject to the following terms and conditions, all of the outstanding Shares, which includes Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of Options or Convertible Debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for Shares, on the basis of, at the election of the Shareholder:

(a)	$20.50 in cash for each Share (the “Cash Alternative”); or

(b)	0.7518 of a Barrick Common Share and $0.05 in cash for each Share (the “Share Alternative”), in each case, as elected by the Shareholder in the Letter of Transmittal, and subject to pro ration as set forth below.
      Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $2.65 in cash and 0.6562 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares.
      Any Shareholder who fails to complete the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, electing the Cash Alternative or who does not properly elect either the Cash Alternative or the Share Alternative in the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, with respect to any Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative. The Offer price of $20.50 per Share represents a premium of approximately 24% over the closing price of the Shares on the NYSE on October 28, 2005, the last trading day prior to the Offeror’s announcement of its intention to make the Offer. The Offer price also represents a premium of approximately 27% over the average trading price of Shares on the NYSE for the ten trading days immediately preceding the date of the Offeror’s announcement of its intention to make the Offer.
      The Offer is made only for Shares and is not made for any Options, Convertible Debentures or other rights to acquire Shares (other than SRP Rights). Any holder of such Options, Convertible Debentures or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, convert the Convertible Debentures or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Convertible Debentures or other rights to acquire Shares that the holder will have certificates representing the Shares available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.
      If any holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an Option to acquire Shares will become an option or right to acquire a number of Barrick Common Shares, and/ or in some cases an amount of cash, as determined in accordance with the terms of the Option.
      If any holder of Convertible Debentures does not convert such Convertible Debentures before the Expiry Time, such Convertible Debentures will remain outstanding in accordance with their terms and conditions, including with respect to maturity, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Convertible Debenture may become convertible into a number of Barrick Common Shares to be determined in accordance with the terms of the Convertible Debentures.

      Holders of Shares who have deposited Shares to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.
      The maximum amount of cash payable by the Offeror pursuant to the Offer shall not exceed $2.65 multiplied by the number of outstanding Shares on a fully diluted basis on the date of the Offer. Based on the number of Shares outstanding on a fully diluted basis on October 21, 2005 as publicly disclosed by Placer Dome, the maximum amount of cash payable will be $1,223,721,097. The maximum number of Barrick Common Shares issuable by the Offeror pursuant to the Offer shall not exceed 0.6562 multiplied by the number of outstanding Shares on a fully diluted basis on the date of the Offer. Based on the number of Shares outstanding on a fully diluted basis on October 21, 2005 as publicly disclosed by Placer Dome, the maximum number of Barrick Common Shares issuable by the Offeror pursuant to the Offer shall not exceed 303,021,050 Barrick Common Shares. Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rationing of the consideration. The Offeror currently intends to seek such relief as may be required to permit the Offeror to take up Shares on more than one Take-Up Date.
      The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis at the Take-Up Date. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	the aggregate amount of cash (including the minimum of $0.05 in cash per Share of cash consideration that will be paid to Shareholders who elect (or are deemed to elect) the Share Alternative) that the Offeror will pay as consideration for Shares acquired in respect of the Cash Alternative and the Share Alternative on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate number of Barrick Common Shares that the Offeror will issue as consideration for Shares acquired in respect of the Share Alternative on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

(c)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Shares to be taken up on such Take-Up Date, together with the $0.05 in cash per Share to be paid along with Barrick Common Shares to Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares to be taken up on such Take-Up Date, exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration, less the $0.05 in cash per Share to be paid along with Barrick Common Shares to Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares to be taken up on such Take-Up Date, and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who elected the Cash Alternative in respect of their Shares to be taken up on such Take-Up Date, and each such Shareholder will receive Barrick Common Shares (or cash in lieu of any fractional Barrick Common Share) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder (calculated by valuing each Barrick Common Share at $27.20); and

(d)	if, on any Take-Up Date, the number of Barrick Common Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of Barrick Common Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of Barrick Common Shares sought by each such Shareholder who so elected (or is deemed to have elected) the Share Alternative in respect of its Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of Barrick Common Shares sought by those Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number, and each such Shareholder will receive cash as consideration for any balance which exceeds the number of Barrick Common Shares allocated to the Shareholder (calculated by valuing each Barrick Common Share at $27.20).

      For greater certainty, unless a Shareholder receives only cash consideration for all Shares tendered by the Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will be deemed to have received a proportionate amount of cash and Barrick Common Shares as consideration for each whole Share tendered by such Shareholder.
      No fractional Barrick Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Barrick Common Shares as consideration under the Offer and the aggregate number of Barrick Common Shares to be issued to such Shareholder would result in a fraction of a Barrick Common Share being issuable, the number of Barrick Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of $27.20 per Barrick Common Share), provided, however, that the number of Barrick Common Shares to be received by a Shareholder shall be rounded down in all circumstances where rounding up would result in such Shareholder receiving less than $0.05 of cash per Share tendered by such Shareholder. As a result of such rounding and such payments, it is possible that the actual number of Barrick Common Shares issued or the actual amount of cash paid in consideration for Shares, in the aggregate, may exceed the Maximum Share Consideration or Maximum Cash Consideration, respectively.
      Shareholders who are Eligible Holders and who wish to make the necessary joint tax election with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes must elect the Share Alternative, and must further elect the Rollover Option in the Letter of Transmittal. Shareholders who elect the Cash Alternative will not be permitted to elect the Rollover Option, even if such Shareholders receive Barrick Common Shares as a result of pro ration. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.
      All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash consideration under the Share Alternative and the cash payable in lieu of fractional Barrick Common Shares otherwise issuable, will be denominated in U.S. dollars.

2.	Time for Acceptance
      The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 20, 2005, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offeror.

3.	Manner of Acceptance
Letter of Transmittal
      The Offer may be accepted by delivering to the Depositary or the U.S. Forwarding Agent at any of the offices of the Depositary or the U.S. Forwarding Agent listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time:

(a)	the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.
      Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such Shares under the terms of the Offer.
      Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable and/or certificates for Barrick

Common Shares issuable are to be delivered to a person other than the registered owner, the certificate(s) must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.
      Eligible Holders who elect the Share Alternative, and who further elect the Rollover Option in the Letter of Transmittal, may make a joint tax election with the Offeror for the purpose of achieving a full or partial tax-deferred exchange for Canadian federal income tax purposes. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.
      Eligible Holders should note that, because of the possibility of pro ration, Shareholders who elect the Share Alternative may receive cash consideration in excess of $0.05 per Barrick Common Share. Consequently, Eligible Holders may not be able to determine the extent to which the transfer of their Shares may be made on a tax-deferred basis until they are advised of the application of the pro ration requirements. A Shareholder could, as a result of pro ration, receive more cash consideration than the Shareholder otherwise desires. Depending upon the circumstances of the particular Eligible Holder, the receipt of this cash could give rise to a capital gain.
      In addition, Shares may be deposited in compliance with the procedures set forth below under the heading “Procedure for Guaranteed Delivery” for guaranteed delivery before the Expiry Time.
      Unless waived by the Offeror, holders of Placer Dome Common Shares are required to deposit one SRP Right for each Placer Dome Common Share in order to effect a valid deposit of such Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Placer Dome Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Placer Dome to Shareholders prior to the time that the holder’s Placer Dome Common Shares are deposited pursuant to the Offer, in order for the Placer Dome Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Placer Dome Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Placer Dome Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Placer Dome Common Shares deposited pursuant to the Offer to the Depositary or the U.S. Forwarding Agent, as applicable, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Placer Dome Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Placer Dome Common Shares deposited by such holder.
Signature Guarantees
      No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and the cash payable and/or the certificates for Barrick Common Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder; or

(b)	Shares are deposited for the account of an Eligible Institution.
      In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable and/or certificates for the Barrick Common Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery
      If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.
      If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.
      The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
Acceptance by Book-Entry Transfer in the United States
      Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, together with an Agent’s Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a holder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.
      The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Currency of Payment
      All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash consideration under the Share Alternative and the cash payable in lieu of fractional Barrick Common Shares otherwise issuable, will be denominated in U.S. dollars.
General
      The Offer will be deemed to be accepted only if the Depositary or the U.S. Forwarding Agent has received the requisite documents at or before the time specified. In all cases, payment for the Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary or the U.S. Forwarding Agent of certificates representing the Shares (or Book-Entry Confirmation), a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed covering the Shares with the signatures guaranteed in accordance with the instructions set out therein (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent’s Message), and any other required documents.
      The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary or the U.S. Forwarding Agent and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary or U.S. Forwarding Agent before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary or the U.S. Forwarding Agent, as applicable.
      Shareholders whose Shares are registered in the name of a stock broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares.
      CDI Holders may only accept the Offer through the CDI Nominee.
      Holders of IDRs are invited to contact the Information Agents for information on whether and how they can participate in the Offer in respect of the applicable Shares.
      All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offeror, the Depositary, the U.S. Forwarding Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.
      Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Shares or in making payments for Shares or in lieu of fractional Barrick Common Shares to any person on account of Shares accepted for exchange or payment pursuant to the Offer.
Dividends and Distributions
      Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary or the U.S. Forwarding Agent (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney
      The execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent’s Message), irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that the Offeror takes up the Deposited Shares covered by the Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)	to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Placer Dome or its transfer agent;

(b)	for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Shares and any Other Property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Placer Dome;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a holder of Purchased Securities.
      A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Placer Dome and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.
Further Assurances
      A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.
Formation of Agreement
      The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions deposited pursuant to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.
      The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.	Conditions of the Offer
      Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or before the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully diluted basis (the “Minimum Deposit Condition”);

(b)	the Offeror shall have determined in its reasonable discretion that, on terms satisfactory to the Offeror: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Placer Dome Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisitions or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(c)	any government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(d)	there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction;

(e)	no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i)	challenging the Offer or the ability of the Offeror to make or maintain the Offer;

(ii)	seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, the Offeror of any Shares, (B) the take-up or acquisition of Shares by the Offeror, (C) the issuance and delivery of Barrick Common Shares or the delivery of cash in consideration for Shares taken up or acquired by the Offeror, (D) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Placer Dome or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Placer Dome or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction;

(iii)	seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Placer Dome or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iv)	which, if successful, in the reasonable discretion of the Offeror, would be reasonably likely to result in a Material Adverse Effect on Placer Dome or its affiliates or subsidiaries, taken as a whole, if the Offer or the Goldcorp Transaction were consummated; or

(v)	which, if successful, in the reasonable discretion of the Offeror, would make uncertain the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction;

(f)	there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, the Offeror of any Shares, (ii) the take-up or acquisition of Shares by the Offeror, (iii) the issuance and delivery of Barrick Common Shares or the delivery of cash in consideration for Shares taken up or acquired by the Offeror, (iv) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares, (v) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Placer Dome or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Placer Dome or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Goldcorp Transaction;

(g)	the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Placer Dome prior to October 31, 2005, being the date of the Offeror’s announcement of its intention to make the Offer, in respect of any of Placer Dome’s properties or assets, including any mineral rights or concessions;

(h)	the Offeror shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Placer Dome or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Shares deposited pursuant to the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of Placer Dome or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Shares deposited pursuant to the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Placer Dome or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to the Offeror of the acquisition of Placer Dome or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Shares deposited pursuant to the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Shares deposited pursuant to the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction);

(i)	the Offeror shall have determined, in its reasonable discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 31, 2005, (being the date of the Offeror’s announcement of its intention to make the Offer), that has or may have a Material Adverse Effect on Placer Dome and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Placer Dome and its affiliates and subsidiaries, taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 31, 2005, that, in the reasonable discretion of the Offeror, has had or may have a Material Adverse Effect on Placer Dome and its affiliates and subsidiaries, taken as a whole;

(j)	the Offeror shall have determined, in its reasonable discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 30, 2005, that has had or would reasonably be expected to have a Goldcorp Material Adverse Effect;

(k)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Placer Dome with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Placer Dome, and Placer Dome shall have disclosed all material changes in relation to Placer Dome which occurred prior to October 31, 2005 in a non-confidential material change report filed with the OSC prior to October 31, 2005;

(l)	there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or the NYSE; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, economic or financial conditions in any country that could, in the reasonable discretion judgment of the Offeror, have a Material Adverse Effect on Placer Dome and its affiliates and subsidiaries, taken as a whole; (iv) a material change in United States, Canadian or Australian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States or Australia; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable discretion of the Offeror, might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war or armed hostilities or other national or international calamity involving Canada, the United States, Australia, South Africa, Papua New Guinea, Tanzania or Chile; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(m)	the Offeror shall have determined in its reasonable discretion that none of Placer Dome, any of its affiliates or subsidiaries or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Placer Dome prior to October 31, 2005), which might reduce the expected economic value to the Offeror of the acquisition of Placer Dome or make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and/or the Goldcorp Transaction, including, without limiting the generality of the foregoing (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Placer Dome or any of its affiliates or subsidiaries (other than any such sale, disposition or other dealing between Placer Dome and any affiliate or subsidiary of Placer Dome or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of Options existing on the date hereof, in accordance with their terms as publicly disclosed prior to the date hereof) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Placer Dome or any of its affiliates or subsidiaries, any reorganization of Placer Dome and its affiliates and subsidiaries or any other action or inaction that would have the effect of preventing the Offeror from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Placer Dome on October 30, 2005, the date immediately preceding the date of the Offeror’s announcement of its intention to make the Offer, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Placer Dome or any of its affiliates or subsidiaries or any capital expenditure by Placer Dome or any of its affiliates or subsidiaries not in the ordinary course of business and consistent with past practice, (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Placer Dome’s or its affiliates or subsidiaries’ employees, consultants or directors, (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Placer Dome or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular, (iv) except as may be required by Law, taking any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Act of 1974, as amended) of Placer Dome or any of its affiliates or subsidiaries, or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Placer Dome, or any agreement to engage in any of the foregoing; and

(n)	the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Placer Dome and its affiliates and subsidiaries, including access to management of Placer Dome, as may be given, provided or made available by Placer Dome or any of its affiliates or subsidiaries at any time on or after October 31, 2005 to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Placer Dome or any of its affiliates or subsidiaries, on substantially the same terms and conditions as may be imposed on any such potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer or to complete the acquisition of the Shares pursuant to the terms of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction.

      The foregoing conditions are for the exclusive benefit of the Offeror and may be waived by it in whole or in part at any time. The foregoing conditions may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.
      Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the registered holders of Shares in the manner set forth under “Notice and Delivery” in Section 11 of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Shares deposited pursuant to the Offer, and each of the Depositary and the U.S. Forwarding Agent will promptly return all certificates for deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer
      The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.
      Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend the Expiry Date or the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Date or the Expiry Time, the Expiry Date or the Expiry Time, as applicable, shall be, and be deemed to be, so extended. Where required by Law, the Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up before the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Such announcement will be made promptly, in the case of a variation, and in the case of an extension, no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next U.S. Business Day after the previously scheduled Expiry Date, or (ii) the first opening of the NYSE on the next trading day after the previously scheduled Expiry Date. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
      Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities. Notwithstanding the foregoing, if prior to the Expiry Time, the Offeror changes the consideration offered pursuant to the Offer, reduces the percentage of the Shares sought or increases or decreases a dealer’s soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth U.S. Business Day from the date that notice of such change or variation is first published, mailed or given to Shareholders, the Offer will be extended at least until the expiration of such tenth U.S. Business Day.
      If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Barrick Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement and dissemination of the change in information to the extent and in the manner required by applicable Law and extend the Offer to the extent required by applicable Law. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.
      Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been satisfied or complied with, unless the Offeror first takes up all Shares then deposited under the Offer and not withdrawn.
      During any such extension, or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under “Right to Withdraw Deposited Shares” in Section 7 of the Offer. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under “Conditions of the Offer” in Section 4 of the Offer.
      If, before the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.	Take up of and Payment for Deposited Shares
      If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offeror will be obligated to promptly pay for the Shares so taken up, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any

Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of such deposit.
      For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. The Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified under “Conditions of the Offer” in Section 4 of the Offer is not satisfied or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.
      The Offeror also expressly reserves the right, in its sole discretion, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable government regulatory approval. The ability of the Offeror to delay the payment for Shares that the Offeror has taken up may be limited by applicable Law. The Offeror will pay for Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders and by providing the Depositary with sufficient share certificates representing the Barrick Common Shares for transmittal to depositing Shareholders, subject to the maximum amounts. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.
      The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding a cheque representing the cash and/or a share certificate representing the Barrick Common Shares to which the depositing Shareholder is entitled.
      Cheques will be payable in U.S. funds. Unless otherwise directed in the Letter of Transmittal, cheques and/or share certificates will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque and/or share certificates for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and/or share certificates will be sent to the address of the holder as shown on the Share register maintained by Placer Dome or its transfer agent. Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.
      Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

7.	Right to Withdraw Deposited Shares
      Except as otherwise provided in this Section 7 of the Offer, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a)	at any time when the Shares have not been taken up by the Offeror;

(b)	if the Shares have not been paid for by the Offeror within three Business Days after having been taken up;

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Barrick Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Shares have not been taken up by the Offeror at the date of the notice; or

(d)	at any time after 60 days from the commencement of the Offer, provided that the Shares have not been accepted for payment by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Shares.
      Withdrawals of Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary or the U.S. Forwarding Agent at the place of deposit within the time limits indicated above. Notices of withdrawal: (i) must be made by a method, including a manually signed facsimile transmission, that provides the Depositary or the U.S. Forwarding Agent, as applicable, with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; (iii) must specify such person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Shares to be withdrawn; and (iv) must be actually received by the Depositary or the U.S. Forwarding Agent at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary or the U.S. Forwarding Agent of the properly completed and signed written notice of withdrawal.
      Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer in the United States, as set forth in “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures.
      A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary or U.S. Forwarding Agent, as applicable, of the properly completed and executed written notice of withdrawal.
      All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary, the U.S. Forwarding Agent or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.
      Withdrawals cannot be rescinded and any Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer. However, withdrawn Shares may be redeposited subsequently before the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.
      If the Offeror extends the period of time during which the Offer is open, is delayed in taking up the Shares or is unable to take up Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Law.
      In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See “Offerees’ Statutory Rights” in Section 27 of the Circular.

8.	Return of Deposited Shares
      If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, such Shares will be credited to the depositing holder’s account maintained with DTC. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Placer Dome or its transfer agent, as soon as practicable after the termination of the Offer.

9.	Mail Service Interruption
      Notwithstanding the provisions of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under “Take up of and Payment for Deposited Shares” in Section 6 of the Offer, cheques, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under “Notice and Delivery” in Section 11 of the Offer.

10.	Changes in Capitalization, Dividends and Distributions
      If, on or after the date of the Offer, Placer Dome should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.
      Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Placer Dome should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Placer Dome or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer): (i) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration greater than $0.05 per Share, the cash consideration per Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration greater than $0.05 per Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the cash and share consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. For greater certainty, except as permitted in the prior sentence, under no circumstances will a Shareholder receive less than

$0.05 per Share of cash consideration. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

11.	Notice and Delivery
      Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Laws, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered holders of Shares at their respective addresses appearing in the share register maintained by Placer Dome or its transfer agent and, unless otherwise specified by applicable Law, will be deemed to have been delivered and received on the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United States following mailing.
      Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSX or the NYSE for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post, together with either The New York Times or The Wall Street Journal, and in a daily newspaper of general circulation in the French language in the City of Montréal, Québec; or (c) is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.
      The Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Placer Dome in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares when such listings are received.
      Wherever the Offer calls for documents to be delivered to the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary or the U.S. Forwarding Agent in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.	Market Purchases
      Other than pursuant to the Offer, the Offeror will not purchase Shares at any time at or before the Expiry Time.
      Although the Offeror has no present intention to sell Shares taken up and paid for under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or before the Expiry Time to sell any of such Shares after the Expiry Time.

13.	Other Terms of the Offer

(a)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror or its affiliates other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

(b)	The Offer and all contracts resulting from the acceptance hereof shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(e)	The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

(f)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

(g)	The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.
      The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.
Dated: November 10, 2005

BARRICK GOLD CORPORATION

Gregory C. Wilkins
President and Chief Executive Officer

CIRCULAR
      The Circular is furnished in connection with the accompanying Offer dated November 10, 2005 by the Offeror to purchase the outstanding Shares, including Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of Options, Convertible Debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for Shares. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedules are incorporated into and form part of the Circular. Capitalized terms used in the Circular, where not otherwise defined herein, are defined in the Section entitled “Definitions”, unless the context otherwise requires.
      The information concerning Placer Dome contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of Placer Dome on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Placer Dome taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Placer Dome taken from or based upon such documents and records, or for any failure by Placer Dome to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Placer Dome is given as at November 8, 2005.

1.	The Offeror
      The Offeror is a leading international gold mining company, with a portfolio of operating mines and projects located in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania. In 2004, the Offeror’s 12 operating mines produced approximately 5 million ounces of gold, at a total cash cost of $212 per ounce,(1) the lowest total cash cost per ounce of all senior gold producers. For the nine months ended September 30, 2005, the Offeror’s share of gold production from its mines was 3.8 million ounces, and total cash costs were $229 per ounce.(1) For 2005, the Offeror expects gold production to be between 5.4 to 5.5 million ounces at an average total cash cost of about $225 per ounce, but remains subject to cost pressures affecting the entire industry. The Offeror increased its reserves by over 3 million ounces during 2004, with proven and probable gold mineral reserves of 89 million ounces as at December 31, 2004.(2)
      In addition to its 12 operating mines, the Offeror completed the construction of the Tulawaka, Lagunas Norte and Veladero mines in 2005. The Tulawaka and Lagunas Norte mines poured their first gold in March and June 2005, respectively, and are now in full commercial production. The Veladero mine poured its first gold in September 2005 and is currently in the commissioning process, which includes testing, evaluation and any necessary adjustment of the heap leach pad and/or process facilities to ensure operation in accordance with design parameters. The Cowal mine is on track to commence commissioning in the first quarter of 2006. The Offeror also has four other projects at various stages in its development pipeline. The Offeror is targeting an increase in its gold production to about 6.8 million ounces in 2007. The Offeror is also actively exploring approximately 100 projects in 16 countries.
      The Offeror’s shares are listed on the NYSE and the TSX under the symbol “ABX”. The Offeror’s shares also trade on the London Stock Exchange, the SWX Swiss Exchange and Euronext-Paris. The Offeror is an OBCA

(1)	Total cash costs per ounce for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs — see page 18 of the Offeror’s Management’s Discussion and Analysis in respect of the nine-month period ended September 30, 2005, which is incorporated by reference in the Offer and Circular. Total cash costs per ounce exclude amortization — see page 20 of the Offeror’s Management’s Discussion and Analysis in respect of the nine-month period ended September 30, 2005, which is incorporated by reference in the Offer and Circular.

(2)	Mineral reserves (“reserves”) have been calculated as at December 31, 2004 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for the United States, in accordance with Industry Guide 7 (under the U.S. Exchange Act) as interpreted by the Staff of the SEC. Calculations were prepared by employees of the Offeror under the supervision of René L. Marion, P.Eng., Vice-President, Technical Services of the Offeror. Except as noted below, reserves have been calculated using an assumed gold price of $375 per ounce, a silver price of $5.50 per ounce and an exchange rate of $1.45 Cdn.$/ US$. Reserves at the Australian properties assumed a gold price of A$560 per ounce. Reserves at the Hemlo property assumed a gold price of $350 per ounce and an exchange rate of $1.35 Cdn.$/US$. Reserves at Round Mountain are based on pit designs consistent with a gold price of $375 per ounce. Reserve calculations incorporate then current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/ A$. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. The Offeror’s normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the methods used in calculating the Offeror’s reserves and resources, see the Offeror’s most recent Form 40-F/Annual Information Form.

corporation resulting from the amalgamation on July 14, 1984 of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. On December 9, 1985, the Offeror changed its name to American Barrick Resources Corporation and on January 1, 1995 the Offeror changed its name to Barrick Gold Corporation. The Offeror’s head office and principal place of business is BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1 (telephone: (416) 861-9911 or toll free number: 1-800-720-7415).

2.	Placer Dome
      Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the foregoing countries and many others elsewhere throughout the world. Placer Dome’s principal product and source of earnings is gold, although significant quantities of copper and silver are also produced.
      For the year ended December 31, 2004, Placer Dome’s share of gold production from its mines was approximately 3.7 million ounces of gold, and its share of copper production was approximately 413 million pounds. For the nine months ended September 30, 2005, Placer Dome’s share of gold production from its mines was 2.7 million ounces, at total cash costs of $281 per ounce and its share of copper production was approximately 268 million pounds.
      Placer Dome is the continuing corporation resulting from the 1987 amalgamation under the CBCA of Placer Development Limited, Dome Mines Limited and Campbell Red Lake Mines Limited. In 1999, the Corporation amalgamated with its wholly-owned subsidiary, Placer Development Investments Limited.
      Placer Dome’s Shares are listed on the TSX, the NYSE, the ASX in the form of CHESS depositary interests, Euronext-Paris and the SWX Swiss Exchange. The Shares are listed under the stock symbol “PDG”. International Depository Receipts representing Shares are listed on Euronext-Brussels. Placer Dome’s head office is at 1055 Dunsmuir Street, Suite 1600, Vancouver, British Columbia, Canada V7X 1P1 (telephone: (604) 682-7082 or toll free number: 1-800-565-5815).
      For further information regarding Placer Dome, refer to Placer Dome’s filings with the Canadian securities regulatory authorities which may be obtained through the SEDAR website at www.sedar.com.

3.	Background to the Offer
      On several occasions over the last decade, representatives of the Offeror have approached representatives of Placer Dome to discuss the willingness of Placer Dome to pursue a business combination transaction. The last such approach occurred in June 2001. On each such occasion, representatives of Placer Dome indicated that they were not interested in pursuing such a transaction.
      In late July 2005, management of the Offeror began to prepare a presentation relating to a number of possible strategic initiatives for presentation to the board of directors of the Offeror at its next meeting scheduled for September 14, 2005.
      The Offeror’s corporate development group, led by Alex Davidson, Executive Vice President, Exploration and Corporate Development, considered a variety of strategic initiatives. Over the ensuing months, the possible strategic initiatives were evaluated, assessed and discussed among the Offeror’s senior management.
      On August 22, 2005, Mr. Davidson contacted Ian Telfer, the President and Chief Executive Officer of Goldcorp, to discuss whether Goldcorp may be interested in pursuing a potential joint acquisition of Placer Dome. On August 24, 2005, Mr. Davidson and Darren Blasutti, Vice President, Corporate Development of the Offeror, met with Mr. Telfer to discuss in more detail the basis upon which a potential acquisition might be completed.
      Between August 24 and mid-September 2005, the Offeror’s corporate development group continued its analysis of Barrick’s strategic options, one of which was a possible offer to purchase Placer Dome and a sale or other conveyance of assets of Placer Dome to Goldcorp if an offer was successfully completed. The Offeror’s corporate development group also continued in the normal course to assess a number of other possible corporate development initiatives.
      At the meeting of the Offeror’s board of directors held on September 14, 2005, the Offeror’s board of directors instructed management to continue to evaluate and consider strategic initiatives, one of which was a potential acquisition of Placer Dome. Following that meeting, in light of the fact that greater focus was being placed on other strategic initiatives, Mr. Davidson and Mr. Blasutti contacted Mr. Telfer to inform him that, given the various initiatives, it did not make sense to continue active discussions regarding a potential acquisition of Placer Dome at that time. On September 16, 2005, Mr. Telfer met with Gregory Wilkins, President and Chief Executive Officer of the Offeror, and Mr. Blasutti to encourage continued discussions regarding a potential acquisition of Placer Dome. Mr. Wilkins and Mr. Blasutti advised that this was not the current focus of the Offeror’s corporate development activities. The parties agreed to keep in touch in case the situation regarding the possibility of an acquisition of Placer Dome should change in the future.
      At the Denver Gold Show on September 28, 2005, Mr. Wilkins and Mr. Telfer met informally and generally discussed the possibility of re-engaging in discussions regarding the joint acquisition of Placer Dome.
      On October 3, 2005, Mr. Wilkins, Peter Munk, the Chairman of the Offeror, and C. William D. Birchall, the Vice Chairman of the Offeror, being three of the four members of a joint committee of management and directors that had been established by the board of directors of the Offeror in April 2005 for the purpose of reviewing overall corporate strategy, met to discuss the possibility of pursuing with Goldcorp the joint acquisition of Placer Dome and determined that such initiative should be further explored with Goldcorp. Following that meeting, Mr. Davidson and Mr. Blasutti contacted Mr. Telfer to advise him that the Offeror was interested in resuming discussions regarding a joint acquisition of Placer Dome. On October 6, 2005, Mr. Telfer was contacted by Mr. Davidson and Mr. Blasutti and they mutually agreed that the Offeror and Goldcorp would devote the necessary financial and human resources to thoroughly investigate the possibility of making an offer to the shareholders of Placer Dome. They also agreed to the engagement of RBC Capital Markets and Merrill Lynch as joint financial advisors, to provide financial and strategic advice to the Offeror and Goldcorp regarding the offer proposed to be made to the shareholders of Placer Dome and the sale or conveyance of certain assets of Placer Dome to Goldcorp if the offer was successful.
      On October 7, 2005, the Offeror and Goldcorp entered into a confidentiality agreement to protect the confidentiality of their discussions and mutual exchange of information regarding this transaction. On that date, the Offeror provided Goldcorp with a draft term sheet outlining the principal terms and conditions upon which an offer to the Placer Dome Shareholders might be made by the Offeror, with the subsequent sale to Goldcorp of specified assets of Placer Dome if that offer was successful.
      On October 13, 2005, representatives of the Offeror and its counsel, Davies Ward Phillips & Vineberg LLP, met with representatives of Goldcorp and its counsel, Cassels Brock & Blackwell LLP, as well as representatives of RBC Capital Markets and Merrill Lynch to discuss the term sheet provided to Goldcorp on October 7, 2005 and various related matters. The parties agreed at that meeting to work diligently to prepare, negotiate and settle the form of agreement to be entered into between them to provide for the basis upon which assets of Placer Dome would be conveyed to Goldcorp if the offer was successful (the “Goldcorp Agreement”).
      Over the next two-week period representatives of the Offeror and Goldcorp, their respective counsel and RBC Capital Markets and Merrill Lynch met in person or by telephone conference on a number of occasions to discuss various aspects of the Offer and to settle the form of the Goldcorp Agreement.
      On October 27, 2005, at a regularly scheduled board meeting, the board of directors of the Offeror met to consider and approve the Offeror’s third quarter report, including financial statements for the quarter ended September 30, 2005 and related management’s discussion and analysis of financial results. The Offeror’s third quarter report was released after the close of the markets in New York and Toronto that day. During that board meeting, the Offeror’s senior management and counsel as well as representatives of RBC Capital Markets and Merrill Lynch met with the Offeror’s board. The Offeror’s senior management made presentations regarding the background to a potential offer for Placer Dome, reviewed or updated information relating to Placer Dome presented in connection with the review of possible strategic alternatives presented at the September 14, 2005 meeting of the board of directors of the Offeror, and presented information on various key financial, operational and other matters to be considered by the board in respect of the potential offer. The Offeror’s counsel discussed with the board the nature and structure of the potential offer and a number of related matters as well as the principal terms and conditions of the Goldcorp Agreement. RBC Capital Markets and Merrill Lynch reviewed various additional financial analyses relating to the financial aspects of the potential offer and of the Goldcorp Agreement and various matters relating to the potential offer.
      On October 27, 28 and 29, 2005, discussions occurred between Mr. Wilkins, Mr. Davidson and Mr. Telfer, with respect to finalizing key terms of the Goldcorp Agreement. The board of directors of Goldcorp met by conference telephone call later in the day on October 29, 2005 and approved the entering into of the Goldcorp Agreement.

      On October 30, 2005, the board of directors of the Offeror met by conference telephone call to review and consider the making of the Offer and the Goldcorp Agreement. After discussing various matters relating to the proposed transaction, the Board of the Offeror unanimously approved the making of the Offer and the entering into of the Goldcorp Agreement.
      During the evening of October 30, 2005, the final form of the Goldcorp Agreement was settled between counsel for the Offeror and counsel for Goldcorp and the Goldcorp Agreement was signed.
      The Offer was announced prior to the opening of the markets in New York and Toronto on October 31, 2005.
Goldcorp Agreement
      The following is a summary of certain provisions of the Goldcorp Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Goldcorp Agreement. The Goldcorp Agreement has been filed by the Offeror (i) with the Canadian securities regulatory authorities and is available at www.sedar.com and (ii) with the SEC and is available at www.sec.gov.
Assets to be Sold
      Goldcorp has agreed, on the terms and subject to the conditions of the Goldcorp Agreement, to acquire all of Placer Dome’s Canadian properties and operations (other than the offices in Vancouver and Toronto), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, the Offeror’s shares in Agua de la Falda S.A., which includes the Offeror’s interest in the Jeronimo project (collectively, the “Goldcorp Assets”). In connection with such purchase, Goldcorp will be responsible for all liabilities relating solely to the Goldcorp Assets, including employment commitments and environmental, closure and reclamation liabilities (collectively, the “Goldcorp Liabilities”).
Purchase Price
      In addition to assuming assumed liabilities, Goldcorp will make a cash payment at closing (the “Goldcorp Closing”) to the Offeror equal to (a) 13% of the amount offered pursuant to the Offer for each Share immediately prior to the Expiry Date multiplied by the number of Shares acquired pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, plus (b) 13% of the amount offered pursuant to the Offer for each Share immediately prior to the Expiry Date multiplied by the number of Shares in respect of which rights of dissent on any Subsequent Acquisition Transaction are exercised, less (c) 13% of the aggregate exercise price of all Options exercised from October 31, 2005 to the date the Offeror acquires all of Placer Dome’s issued and outstanding Shares, less (d) 13% of the principal amount of all debentures converted into Shares from October 31, 2005 to the date the Offeror acquires all of Placer Dome’s issued and outstanding Shares (plus any accrued interest outstanding at the time of conversion which is not subsequently paid in cash to the holder of the debentures), plus (e) an amount calculated as the equivalent of interest on cash payments made by the Offeror to Shareholders, plus (f) $189 million.
      The purchase price is adjusted up or down (a) by 13% of the amount that the mark-to-market value of Placer Dome’s hedge book is less or greater than negative $971 million, respectively, on the later of the date that the Offeror acquires 66 2/3% of the outstanding Shares on a fully diluted basis and the first date on which persons appointed by the Offeror comprise a majority of the Board of Directors of Placer Dome (the “Barrick Control Date”), and (b) by 13% of the amount that Placer Dome’s net debt on October 31, 2005 is greater or less than $297 million, respectively. The purchase price will also be adjusted to the extent that cash used in connection with the operations of the Goldcorp Assets and discharge of the Goldcorp Liabilities from November 1, 2005 to the date of the Goldcorp Closing is greater than the cash generated by the Goldcorp Assets during such period and to the extent that an award is made in favour of Placer Dome’s subsidiary, Placer Dome (CLA) Limited (“CLA”), in its dispute of a reassessment of Ontario mining taxes. If the cash generated by the Goldcorp Assets is greater than the cash used in connection with the operations of the Goldcorp Assets and discharge of the Goldcorp Liabilities from November 1, 2005 to the date of the Goldcorp Closing, then the assets transferred to Goldcorp will include such excess cash.
      Based on information regarding the number of Shares and Options and the amount of Convertible Debentures outstanding on October 21, 2005, if all Shares were acquired on a fully diluted basis and no adjustments were required, the cash purchase price would be approximately $1,350 million.

Conversion to Put Option
      If the Offeror determines that it is appropriate to increase the amount offered for each Share under the Offer and Goldcorp does not approve of such increase, the Offeror will have the right to put the Goldcorp Assets and Goldcorp Liabilities to Goldcorp (a “Put Option Conversion”) by notice of exercise delivered on or before the Expiry Date. If a Put Option Conversion occurs and the Offeror exercises its put option, then the purchase price set out above will be calculated with reference to the consideration offered for each Share prior to the increase that Goldcorp did not approve, rather than the consideration offered immediately prior to the Expiry Date.
Deposit
      Goldcorp will pay into an interest-bearing escrow account a $250 million deposit on the later of the Barrick Control Date and, if a Put Option Conversion has occurred, three business days after delivery of the Offeror’s notice of exercise of such put option. The deposit and interest will be applied to the purchase price. If the Goldcorp Closing does not occur as a result of a breach of the Goldcorp Agreement by Goldcorp, the deposit and interest will be forfeited to the Offeror. If the Goldcorp Closing does not occur for any other reason, the deposit and interest will be paid to Goldcorp. Goldcorp and the Offeror have also agreed to share certain expenses relating to the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction and the transaction contemplated in the Goldcorp Agreement, as to 87% by the Offeror and as to 13% by Goldcorp, except in specified circumstances.
Conditions of Closing
      The Goldcorp Closing is subject to customary conditions of closing, in addition to a condition in favour of Goldcorp that no change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have a Goldcorp Material Adverse Effect (subject to certain limitations) has occurred from October 30, 2005 to the date on which the Offeror issues a press release to the effect that all conditions of the Offer have either been satisfied or waived, and conditions in favour of the Offeror that (i) the Offeror is satisfied that no circumstances exist which would prevent the Offeror from implementing an increase in the Canadian tax cost to the Offeror of the shares of CLA up to an amount that is at least equal to the portion of the purchase price allocated to the shares of CLA, (ii) the Offeror shall have acquired all of the issued and outstanding Shares, and (iii) at the request of the Offeror, Goldcorp shall have provided confirmation that the condition in favour of Goldcorp set out above has been satisfied.
Exclusivity
      Goldcorp has agreed that, except with the consent of the Offeror, it will not, directly or indirectly, alone or with any other person (other than the Offeror), until the date that is 12 months after the Expiry Date, solicit, initiate, discuss, negotiate or participate in, or make or enter into, any agreement, commitment or understanding to do or make or participate in any acquisition or offer to acquire any equity or voting securities of Placer Dome (or securities convertible or exchangeable into equity or voting securities of Placer Dome), any acquisition or lease or offer to acquire or lease or any joint venture arrangement or similar transaction in respect of any of the Goldcorp Assets, any merger, amalgamation, arrangement, share exchange, take-over bid, business combination or similar transaction with or involving Placer Dome or any of its affiliates, or any transaction seeking to control the management, board of directors or policies of Placer Dome. The Offeror has agreed that, except with the consent of Goldcorp, it will not, directly or indirectly, alone or with any other person, until the earlier of the Barrick Control Date and the date that is 12 months after the Expiry Date, make a take-over bid in respect of any equity or voting securities of Placer Dome or solicit, initiate, discuss, negotiate or participate in, or make or enter into, any agreement, commitment or understanding to do or make or participate in any acquisition or offer to acquire any equity or voting securities of Placer Dome (or securities convertible or exchangeable into equity or voting securities of Placer Dome), any acquisition or lease or offer to acquire or lease or any joint venture arrangement or similar transaction in respect of the assets of Placer Dome, or any transaction seeking to control the management, board of directors or policies of Placer Dome, except in each case pursuant to the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or any alternative form of transaction to the Offer that involves a change in control of, or acquisition of, or merger, amalgamation, arrangement or business combination with Placer Dome agreed with Placer Dome. If, during the period ending 12 months after the Expiry Date, the Offeror enters into an agreement with Placer Dome providing for any such alternative form of transaction to the Offer, the provisions of the Goldcorp Agreement will apply to such transaction. In the event of a change in control of either the Offeror or Goldcorp, the other party can terminate the Goldcorp Agreement and such terminating party will be released from its exclusivity obligations described above.

4.	Strategic Rationale
      The Offeror believes that the proposed business combination between the Offeror and Placer Dome is a unique opportunity to create a Canadian-based, highly-respected global gold mining company.
      If the Offer is successful and the Offeror acquires 100% of the outstanding Shares, the Offeror will strengthen its competitive position, including in respect of the following (on a pro forma basis after giving effect to completion of the Goldcorp Transaction):

Reserves: The Offeror would have 149.8 million ounces of proven and probable gold reserves and 63.3 million ounces of measured and indicated resources,(1) based on the respective 2004 year-end figures of the Offeror and Placer Dome and the material change reports of Placer Dome dated September 16, 2005 and September 27, 2005. The Offeror would also have proven and probable copper reserves of 6,542 million pounds as at December 31, 2004.

Production: The Offeror would have estimated production for 2005 of between 8.3 and 8.4 million ounces of gold and approximately 370 million pounds of copper from a portfolio of quality operations in key gold-producing districts.

Total Cash Costs: Based on 2005 estimates published by Placer Dome, the Offeror would have estimated total cash costs per ounce of gold in the range of $245 to $250 for 2005, the lowest of any of the senior gold producers.

Growth Opportunities: The Offeror would have an unrivaled pipeline of projects on four continents as well as extensive land positions for exploration in 16 countries, with a balanced geopolitical risk profile.

Balance Sheet Strength: Based on the unaudited financial statements of both companies as at September 30, 2005 and assuming the exercise of all in-the-money Options of Placer Dome, the Offeror would have a cash position of about $2.4 billion (including restricted cash) as at September 30, 2005 and the ability to finance the development of a combined project pipeline without any need to issue equity to fund that development.
      Many of the Offeror’s and Placer Dome’s operations, projects and exploration properties are in close proximity. The Offeror has identified the possibility to realize estimated annual pre-tax operating and corporate synergies of approximately $200 million, excluding the annual pre-tax synergies of approximately $30 to $40 million which Goldcorp has advised the Offeror that Goldcorp expects to realize from the assets sold to it under the Goldcorp Agreement, described under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular. The Offeror expects to realize these synergies in 2007. The synergies are expected to be realized from a number of areas, including the following:

Operations: The Offeror believes that there are opportunities for the Offeror and Placer Dome to optimize and share mining and processing infrastructure in jurisdictions in which both companies have operations, including Nevada, Australia and Tanzania. The Offeror also believes that there are opportunities in those jurisdictions to reduce energy costs and inventory levels through the use of joint infrastructure. The Offeror also intends to identify the best operational practices that exist within both organizations and implement those practices across all areas of the combined operations to reduce cash operating costs.

Exploration: The acquisition of Placer Dome will allow the Offeror to consolidate an unrivalled land position in prospective areas in 16 countries. The Offeror intends to carefully assess the exploration spending of both companies, prioritize exploration spending on the most prospective areas and reduce the overall exploration spending of the combined enterprise, particularly in areas where both the Offeror and Placer Dome are engaged in exploration activities.

General and Administrative: The Offeror intends to conduct a detailed review of the general and administrative costs of Placer Dome and to eliminate duplication of offices and overheads in all regions. If the Offer is successful, the Offeror will remain headquartered in Toronto, Ontario, and will consolidate an exploration/ technical services office in Vancouver, British Columbia. The Offeror also intends to adapt its regional business unit structure to the new geographic profile of the combined company by reconfiguring some units and increasing the total number of units to five: North America, South America, Australia/Asia, Africa and Russia/ Central Asia.

(1)	Includes the Cerro Casale project, in respect of which Placer Dome has entered into an agreement in principle to sell its interest to Arizona Star Resource Corp. and Bema Gold Corporation.

Procurement: The Offeror expects to derive significant annual savings through the improved purchasing power of the larger enterprise.

Finance and Tax: The Offeror believes there will be opportunities to realize tax synergies in those jurisdictions in which each company currently has operations. In addition, the larger balance sheet of the combined enterprise is expected to result in opportunities for debt optimization and a lower overall cost of capital.
      In addition to the estimated annual synergies, the Offeror also believes that there are opportunities to capture synergies through the ability to sequentially develop substantial projects using experienced development teams that it will move from project to project as development work is completed. Development equipment can also be used on multiple development projects over time. The size of the development group of the combined enterprise is expected to allow for in-house management of engineering, procurement, construction and management (EPCM) contracts, at substantial savings.
      Strategically, the combined enterprise will have the scope, scale and financial strength to be able to capitalize in an expeditious manner on opportunities that arise within the industry from time to time. The market capitalization of the combined enterprise, based on current share prices, is expected to exceed $20 billion, and the additional trading liquidity associated with increase in size of the combined enterprise is expected to make the shares of the combined enterprise more attractive to institutional investors than would be the case for either company on a stand-alone basis.
      The Offeror believes that the Offer represents significant value to Placer Dome’s Shareholders by providing them with a substantial premium to the price at which the Shares were trading prior to the announcement of the Offer as well as the opportunity to participate in a highly-respected global company in the gold mining industry with demonstrated expertise in finding, developing and operating large-scale mines worldwide.

5.	Purpose of the Offer
      The purpose of the Offer is to acquire all of the outstanding Shares of Placer Dome (which includes Shares which may become outstanding on the exercise of Options and Convertible Debentures). See also “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
      If at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn, the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Shares validly deposited pursuant to the Offer, the Offeror intends to acquire any Shares not deposited to the Offer by Compulsory Acquisition, if available. If a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition and the condition that at least 66 2/3% of the outstanding Shares (calculated on a fully diluted basis) are deposited to the Offer has been satisfied, and the Offeror takes up and pays for such Shares, the Offeror currently intends to propose a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer. There can be no assurance that such a transaction will be completed. The Offeror does not currently own any Shares.
      If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist or request to delist the Shares, CDIs and IDRs from the Listing Exchanges and subject to applicable securities Laws, to cause Placer Dome to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. For so long as Placer Dome has public debt outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations. See “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular.
      In the United States, the Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Placer Dome to the SEC if the Shares are not listed on a U.S. national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Placer Dome to Shareholders and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 and the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going-private” transactions, no longer applicable to Placer Dome. In addition, “affiliates” of Placer Dome and persons holding “restricted securities” of Placer Dome might be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act. The Offeror intends to seek to cause Placer Dome to terminate registration of the Shares under the U.S. Exchange Act as soon as practicable after consummation of the Offer pursuant to the requirements for termination of registration of the Shares.
      See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

6.	Plans for Placer Dome
      If the Offer is successful and the Offeror acquires 100% of the outstanding Shares, the Offeror intends to conduct a detailed review of Placer Dome and its assets, corporate structure, dividend policy, capitalization, hedge book, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. The Offeror intends to integrate the operations of Placer Dome into the operations of the Offeror as soon as possible after the Offer has been completed. See “Strategic Rationale” in Section 4 of the Circular.
      As set out in “Conditions of the Offer” in Section 4 of the Offer and “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular, it is a condition to the completion of the Offer and a condition to the completion of the asset sale provided for in the Goldcorp Agreement that subsequent to the acquisition by the Offeror of 100% of the outstanding Shares, the Offeror be able to utilize the Canadian tax cost “bump” provided for in paragraph 88(1)(d) of the Tax Act.
      Following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction resulting in Barrick owning 100% of the Shares, the Offeror intends to amalgamate with Placer Dome or cause Placer Dome to wind up into the Offeror. The Offeror intends to apply the “bump” to increase, to the extent permitted under the Tax Act, the adjusted cost base of the shares of Placer Dome’s directly owned subsidiary corporations that the Offeror will acquire on the amalgamation or winding-up, based on Placer Dome’s publicly disclosed corporate structure. The “bump” will enable the Offeror to sell the shares of Placer Dome’s Canadian subsidiary (holding Placer Dome’s Canadian mining assets) to Goldcorp on a tax-efficient basis, and may in addition facilitate the integration of Placer Dome’s non-Canadian mining assets into the Offeror’s corporate group and other possible post-acquisition transactions.
      In order to alert Placer Dome to the importance of the Canadian tax cost “bump” to the Offer, the Offeror sent a letter on October 31, 2005 by fax (with courier delivery the following day) to Placer Dome’s Chairman, Mr. Robert Franklin, and its President and Chief Executive Officer, Mr. Peter Tomsett. A copy of this letter is attached to the Circular as Schedule B. The letter describes how the availability of the “bump” has contributed to the Offeror’s ability to price the Offer at an attractive premium, and further emphasizes that any attempt by Placer Dome to thwart the Offeror’s ability to utilize the “bump” will be destructive of Placer Dome shareholder value. It is accordingly a condition of the Offer that Placer Dome not undertake any reorganization or other action that would prevent the Offeror from obtaining a full tax cost “bump” in respect of Placer Dome’s directly-held subsidiaries. See “Conditions of the Offer” in Section 4 of the Offer.

7.	Business Combination Risks
      The combination of the Offeror with Placer Dome is subject to certain risks, including the following:
The actual cash and share consideration received by Shareholders will depend on pro ration and the Barrick Common Shares issued in connection with the Offer may have a market value different than expected and the value of the cash portion of the Offer will fluctuate for non-U.S. Shareholders.
      The Offeror is offering to purchase Shares on the basis of, at the election of the Shareholder, $20.50 in cash for each Share or 0.7518 of a Barrick Common Share and $0.05 in cash for each Share, subject to pro ration. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $2.65 in cash and 0.6562 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Barrick Common Shares, the market values of the Barrick Common Shares and the Shares at the time of the take-up of Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Shares. If the market price of Barrick Common Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ending on

November 8, 2005 (the most recent practicable date prior to the date of the Offer), the trading price of Barrick Common Shares on the NYSE varied from a low of $21.09 to a high of $29.95 and ended that period at $25.24. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, gold price changes and other factors over which the Offeror has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-U.S. Shareholders tender their Shares. These changes may significantly affect the value of the consideration received for tendered Shares by non-U.S. Shareholders.
The Offeror has not verified the reliability of the information regarding Placer Dome included in, or which may have been omitted from, the Offer and Circular.
      All historical information regarding Placer Dome contained in the Offer and Circular, including all Placer Dome financial information and all pro forma financial information reflecting the pro forma effects of a combination of Placer Dome and the Offeror derived in part from Placer Dome’s financial information, has been derived from Placer Dome’s publicly available information. Although the Offeror has no reason to doubt the accuracy or completeness of Placer Dome’s publicly disclosed information, any inaccuracy or material omission in Placer Dome’s publicly available information, including the information about or relating to Placer Dome contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.
Change of control provisions in Placer Dome’s agreements triggered upon the acquisition of Placer Dome may lead to adverse consequences.
      Placer Dome may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold Shares representing a majority of the voting rights of Placer Dome. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Placer Dome’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.
The integration of the Offeror and Placer Dome may not occur as planned.
      The Offer is being made with the expectation that its successful completion and a subsequent combination with the Offeror will result in increased earnings and cost savings for the combined company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of Placer Dome and the Offeror can be integrated in an efficient and effective manner, the timing and manner of completion of a Subsequent Acquisition Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.
The market and listing for Shares may be affected.
      The purchase of any Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, it may be possible for Placer Dome to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or in the United States or any other jurisdiction in which it has an insignificant number of shareholders.
      The rules and regulations of the NYSE and the TSX, respectively, establish certain criteria that, if not met, could lead to the delisting of the Shares from the NYSE and/or the TSX. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the NYSE and/or the TSX. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. The Offeror intends to cause Placer Dome to apply to delist the Shares from the NYSE, the TSX, the ASX, Euronext-Paris and the SWX Swiss Exchange and to delist the IDRs from Euronext-Brussels as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. The Offeror currently does not intend to list the Barrick Common Shares on the ASX or Euronext-Brussels.
After the consummation of the Offer, Placer Dome would become a majority-owned subsidiary of the Offeror and the Offeror’s interests could differ from that of the Shareholders.
      After the consummation of the Offer, the Offeror would have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Placer Dome’s constating documents and approving mergers or sales of Placer Dome’s assets. In particular, after the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Shares not deposited pursuant to the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a right of acquisition, to integrate Placer Dome and the Offeror, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling the Offeror or its affiliate to acquire all Shares not acquired pursuant to the Offer. In any of these contexts, the Offeror’s interests with respect to Placer Dome may differ from those of any remaining minority Shareholders who do not deposit their Shares.
The combination of the Offeror and Placer Dome may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.
      In order for the Offeror to acquire all of the issued and outstanding Shares, it will likely be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. There is no assurance that a Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.
The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of the Offeror.
      The Offer is conditional upon, among other things, the Offeror having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by the Offeror including, without limitation, those under applicable competition, merger control, antitrust or other similar laws. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Offeror.
The Offeror is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Offer is successful, the Offeror may be exposed to increased environmental costs and liabilities given Placer Dome’s operations.
      Each of the Offeror and Placer Dome is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Currently, each of the Offeror and Placer Dome is involved in a number of compliance efforts and legal proceedings concerning environmental matters. Each of the Offeror and Placer Dome has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of the Offeror and Placer Dome to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Offeror’s financial position and results of operations.
The Offeror may not realize the benefits of the combined company’s new projects.
      As part of its strategy, the Offeror will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Placer Dome. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.
The Offeror may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.
      If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on the Offeror’s results of operations, cash flow from operations and financial condition.
The issuance of a significant number of Barrick Common Shares and a resulting “market overhang” could adversely affect the market price of Barrick Common Shares after the take-up of Shares under the Offer.
      If all of the Shares are tendered to the Offer, a significant number of additional Barrick Common Shares will be available for trading in the public market. The increase in the number of Barrick Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Barrick Common Shares. Moreover, in the event that any Shareholder holding a significant percentage of Shares tenders its Shares to the Offer in exchange for Barrick Common Shares, such Shareholder will hold a significant percentage of Barrick Common Shares after such take-up. The potential that such a Shareholder may sell its Barrick Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Barrick Common Shares in the public market, could adversely affect the market price of the Barrick Common Shares.
      In assessing the Offer, Shareholders should also carefully review the risks described in the Offeror’s Form 40-F/Annual Information Form. In addition, Placer Dome may be subject to risks that are not applicable or material to the Offeror at the present time, but that may apply to the combined company. Risk factors relating to Placer Dome can be found in Placer Dome’s annual information form dated February 23, 2005 filed with the Canadian provincial securities regulatory authorities and the SEC.

8.	Source of Funds
      According to Placer Dome, as at October 21, 2005, Placer Dome had 436,679,863 Placer Dome Common Shares outstanding. As at the same date, it had $230 million in Convertible Debentures outstanding, none of which was in a position to be converted. If conversion were possible, the total number of Shares that it would have to issue would be 10,991,631. As at October 21, 2005, Placer Dome had 14,110,052 Options outstanding under its stock-based incentive plans. If all of these Options were exercised, Placer Dome would have to issue 14,110,052 Shares. The Offeror estimates that if it acquires all of the Shares on a fully diluted basis pursuant to the Offer, the total amount of cash required for the purchase of such Shares and to cover related fees and expenses, estimated to be approximately $25 million in the aggregate, will be approximately $1,249 million.
      The maximum amount of cash payable pursuant to the Offer is $1,223,721,097 (based on the number of Shares outstanding on a fully diluted basis on October 21, 2005 as publicly disclosed by Placer Dome). The Offeror intends to avail itself of its Credit Facility (as defined below) to pay such cash component of the purchase price for Shares acquired under the Offer. To the extent that the funds available under the Credit Facility are insufficient to pay such cash component of the purchase price for Shares acquired under the Offer, the Offeror intends to arrange either an increase in the amount available under the Credit Facility or an additional credit facility, of which the Offeror can avail itself to pay the balance of such cash consideration. If such an increase or additional facility cannot be arranged on terms satisfactory to the Offeror, the Offeror will utilize its cash and cash equivalents to pay the balance of such cash consideration.
      As of September 30, 2005, the Offeror had cash and cash equivalents of $1,105 million. In addition, the Offeror is party to a credit agreement providing the Offeror with a revolving credit facility of up to $1 billion (the “Credit Facility”). The entire $1 billion amount provided under the Credit Facility is available for cash borrowings. The Credit Facility is provided under an April 29, 2002 Credit and Guarantee Agreement between the Offeror, as borrower and guarantor, the subsidiary borrowers named from time to time therein, the lenders referred to therein, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger, and Citibank Canada, as syndication agent and lead arranger. Unless extended in accordance with its provisions, the Credit Facility will expire on April 28, 2010.
      Under the Credit Facility, the Offeror has a number of interest rate options available. For U.S. dollar loans, the Offeror can select from (a) the greater of (i) Royal Bank of Canada’s announced prime rate and (ii) the Federal funds rate plus 0.50%, or (b) a rate based on certain rates offered for U.S. dollar deposits in the Eurodollar interbank market plus a margin that fluctuates with the Offeror’s debt to cash flow ratio. For Canadian dollar loans, the Offeror can select from (a) the greater of (i) the Royal Bank of Canada’s announced reference rate and (ii) a rate equal to the sum of the rate applicable to certain Canadian dollar bankers’ acceptances plus 0.50%, or (b) a rate equal to the sum of the rate applicable to certain Canadian dollar bankers’ acceptances plus a margin that fluctuates with the Offeror’s debt to cash flow ratio.
      The Credit Facility is unsecured and requires the Offeror and certain of its subsidiaries to satisfy a minimum consolidated tangible net worth covenant. The Credit Facility contains other covenants, including, without limitation, limitations on the incurrence of certain indebtedness and restrictions on liens, mergers, asset dispositions, terminations of contractual obligations, dispositions of rights in certain material assets, dispositions of certain material subsidiaries, transactions with certain affiliates and the nature of the Offeror’s business. Each of these covenants is subject to certain exceptions. The Credit Facility also contains representations and warranties customary for credit facilities of this kind, the accuracy of which is a condition to borrowings thereunder. The Credit Facility does not contain limitations on the ability to use borrowings thereunder in connection with the Offer.
      Borrowings incurred in connection with the Offer may be refinanced or repaid by the Offeror without restriction. The Offeror currently expects to use the proceeds generated by the sale of the Goldcorp Assets to Goldcorp as described under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular to repay the full amount drawn down under the Credit Facility in connection with the Offer.
      A copy of the Credit Facility has been filed as an exhibit to the Schedule TO filed by the Offeror with the SEC in connection with the Offer on November 10, 2005, pursuant to Rule 14d-3 under the U.S. Exchange Act. Reference is made to such exhibit for a more complete description of the terms and conditions of the Credit Facility.

9.	Summary Historical and Unaudited Pro Forma Consolidated Financial Information
      The following tables include a summary of (i) the Offeror’s historical consolidated financial information for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005 and (ii) unaudited pro forma consolidated financial information for the Offeror for the nine months ended September 30, 2005 and for the year ended December 31, 2004. The historical financial information for the year ended December 31, 2002, 2003 and 2004 has been derived from the Offeror’s audited consolidated financial statements. The historical financial information for the nine months ended September 30, 2005 has been derived from the Offeror’s unaudited consolidated financial statements. The unaudited pro forma consolidated financial information for the Offeror has been derived from the unaudited comparative interim consolidated financial statements of the Offeror and Placer Dome for the nine months ended September 30, 2005, the audited comparative consolidated financial statements of the Offeror and Placer Dome for the year ended December 31, 2004 and such other supplementary information as was available to the Offeror and considered necessary to give pro forma effect to the acquisition of Placer Dome by the Offeror.
      The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in the Circular. The summary unaudited pro forma consolidated financial statement information for the Offeror gives effect to the proposed acquisition of Placer Dome as if it had occurred as at September 30, 2005 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2004 for the purposes of the pro forma consolidated statements of income for the periods ended December 31, 2004 and September 30, 2005. In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between the Offeror and Placer Dome due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The effect of the Goldcorp Transaction on the financial position and results of operations of the Offeror has not been reflected in the unaudited pro forma consolidated financial statement information set forth below because of lack of complete publicly available information relating to the assets, liabilities, revenues and expenses of the Goldcorp Assets and Goldcorp Liabilities and also because the final price adjustments relating to the Goldcorp Agreement cannot be definitively estimated at the date hereof. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and accompanying notes included in Schedule A to the Circular.

	Year Ended	Year Ended	Year Ended		Nine Months Ended
	December 31,	December 31,	December 31, 2004		September 30, 2005
	2002	2003
	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick

	(in millions of dollars, except per share data in dollars)
Statement of Income Data
Sales	$1,967	$2,035	$1,932	$3,820	$1,574	$3,013
Income before cumulative effect of changes in accounting principles	$193	$217	$248	$522	$220	$278
Net income	$193	$200	$248	$526	$226	$270
Income per share before cumulative effect of changes in accounting principles — basic	0.36	0.40	0.47	0.63	0.41	0.34
— diluted	0.36	0.40	0.46	0.63	0.41	0.34
Net income per share — basic	0.36	0.37	0.47	0.64	0.42	0.33
— diluted	0.36	0.37	0.46	0.64	0.42	0.33
Dividends per share	0.22	0.22	0.22	N/A	0.11	N/A

	As at	As at
	December 31,	December 31,	As at September 30, 2005
	2003	2004
	As reported	As reported	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick

	(in millions of dollars, except shares in millions and
	per share data in dollars)
Balance Sheet Data
Cash and cash equivalents	$970	$1,398	$1,105	$2,213
Restricted cash	—	—	—	153
Other current assets	398	559	735	1,281
Property, plant and equipment	3,128	3,391	3,982	6,573
Unallocated purchase price	—	—	—	7,336
Other non-current assets	862	926	968	1,645

Total assets	$5,358	$6,274	$6,790	$19,201

Current liabilities excluding current portion of long-term debt	$323	$387	$460	$793
Total debt(1)	760	1,686	1,813	4,333
Other long-term obligations	781	638	713	2,313
Total shareholders’ equity	3,494	3,563	3,804	11,762

Total liabilities and shareholders’ equity	$5,358	$6,274	$6,790	$19,201

Common shares outstanding	535	534	538	831
Book value per share(2)	6.53	6.68	7.07	14.16

(1)	Pro forma balance includes temporary debt financing of $1,224 million, representing the maximum cash consideration under the Offer, which is expected to be repaid with the proceeds of approximately $1,350 million to be received on completion of the Goldcorp Transaction.

(2)	Total assets less total liabilities divided by common shares outstanding.

10.	Certain Information Concerning the Offeror and Its Shares
Authorized and Outstanding Share Capital
      The authorized share capital of the Offeror consists of an unlimited number of Barrick Common Shares and an unlimited number of first preferred and second preferred shares issuable in series. As of November 8, 2005, there were 537,228,532 Barrick Common Shares issued and outstanding and one first preferred, Series C special voting share issued and outstanding. One of the Offeror’s subsidiaries, Barrick Gold Inc., has outstanding 1,373,070 exchangeable shares (excluding those held by the Offeror and its affiliates), exchangeable into 727,727 Barrick Common Shares. As of November 8, 2005, options to acquire an aggregate of 20,821,179 Barrick Common Shares were outstanding.
      Holders of Barrick Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders (with no cumulative voting rights) and to receive notice of and to attend all annual and special meetings of the Offeror. Holders of Barrick Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Offeror in respect of the Barrick Common Shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick Common Shares, the holders of Barrick Common Shares are entitled to share rateably in any distribution of the assets of the Offeror on liquidation, dissolution or winding-up.
Dividend and Dividend Policy
      In each of 2002, 2003 and 2004, the Offeror paid a total cash dividend of $0.22 per share — $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of the Offeror’s board of directors. The Offeror’s board of directors reviews the dividend policy semi-annually based on the cash requirements of the Offeror’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Offeror.
      On October 27, 2005, the Offeror declared a dividend of $0.11 per Barrick Common Share, payable on December 15, 2005 to shareholders of record at the close of business on November 30, 2005. A dividend of $0.11 per Barrick Common Share was paid on June 15, 2005.

Price Range and Trading Volumes of the Barrick Common Shares
      The principal markets on which the Barrick Common Shares trade are the TSX and the NYSE. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Barrick Common Shares on the TSX and the NYSE:

	NYSE			TSX

Period	High	Low	Volume	High	Low	Volume

	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2005
November (to November 8, 2005)	25.55	24.58	18,555,500	30.39	28.96	17,814,535
October	29.12	24.81	47,393,100	34.01	29.23	40,399,450
September	29.95	26.68	50,047,200	35.05	31.50	43,103,485
August	27.97	24.46	39,898,100	33.40	30.00	36,370,255
July	25.37	23.35	24,930,500	30.70	28.55	24,127,768
June	25.90	22.45	32,701,900	31.80	28.09	29,880,127
May	23.34	21.09	26,701,600	29.09	26.80	19,640,548
April	24.49	21.51	33,153,000	29.90	26.92	35,003,117
March	26.32	23.55	30,276,400	31.71	28.53	34,893,083
February	25.29	21.27	29,247,100	31.38	26.66	28,037,124
January	23.97	21.72	28,821,500	28.57	26.54	27,248,948

2004
December	25.00	22.40	35,503,900	29.79	27.30	29,887,612
November	25.52	21.06	44,196,100	30.22	25.85	35,970,317

Source: NYSEnet and TSX Historical Data Access

     The closing price of the Barrick Common Shares on the NYSE and the TSX on October 28, 2005, the last trading day prior to the announcement of the Offer, was $27.20 and Cdn.$31.84, respectively.
Summary Comparison of Differences Between the OBCA and CBCA
      The Offeror is an Ontario corporation whose shares are governed by the OBCA and Placer Dome is a Canadian corporation whose shares are governed by the CBCA. The OBCA and CBCA provide substantially the same rights to shareholders, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the OBCA and the CBCA which management of the Offeror considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Offer.
      Director Residency Requirements. Under the CBCA, subject to certain exceptions which do not currently apply to Placer Dome, at least 25% of a corporation’s directors must be resident Canadians. Under the OBCA, a majority of a corporation’s directors must be resident Canadians.
      Residency Requirements for Committee Members. The CBCA does not have any residency requirements for members of committees of the board of directors, whereas the OBCA requires that a majority of the members of a committee of the board of directors be resident Canadians.
      Quorum at Directors’ Meetings. Both the CBCA and OBCA state that, subject to the articles and by-laws of the corporation, a quorum at directors’ meetings is a majority of directors or the minimum number of directors required by the articles. The OBCA adds that a quorum may not be less than two-fifths of the number of directors or the minimum number of directors, as the case may be, and where a corporation has fewer than three directors, all the directors must be present to constitute a quorum.
      Under the CBCA, to transact business at a directors’ meeting, at least 25% of the directors in attendance must be resident Canadians (or one must be resident Canadian if the corporation has fewer than four directors). Under the OBCA, to transact business at a directors’ meeting, a majority of the directors in attendance must be resident Canadians

(or one must be resident Canadian if the corporation has fewer than three directors). However, both the CBCA and the OBCA provide for an exception to the residency requirement if a resident Canadian director who is unable to attend the meeting approves the business transacted at the meeting and a majority of Canadian resident directors would have been present had that director attended the meeting.
      Independent Directors. The CBCA requires that at least two of the directors of the corporation not be officers or employees of the corporation or its affiliates (as defined in the CBCA). Under the OBCA, at least one-third of the members of the board of directors of a corporation cannot be officers or employees of the corporation or its affiliates (as defined in the OBCA).
      Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held at the place in Canada provided in the by-laws or, in the absence of such provision, at a place within Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA corporation may be held at a place outside Canada if such place is specified in the articles of the corporation or agreed to by all the shareholders entitled to vote at the meeting. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario as the directors may determine.
      Solicitation of Proxies. Under the CBCA, proxies may be solicited, other than by or on behalf of management of the corporation, without the sending of a dissident’s proxy circular, if (i) proxies are solicited from 15 or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the corporation, including communications by one or more shareholders concerning the business and affairs of the corporation or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, under certain prescribed conditions, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in the prescribed form to the auditor of the corporation, each shareholder whose proxy is solicited and the corporation.
      Record Date for Shareholders’ Meetings. Under the CBCA and the OBCA, where a corporation fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting, shareholders are entitled to vote only those shares held by them on the record date. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date preceding the date on which notice of the meeting is given (the “deemed record date”), shareholders are entitled to vote those shares held by them on the deemed record date. Under the CBCA, transferees of shares after the record date or the deemed record date, as applicable, are not entitled to vote the transferred shares at the meeting. Conversely, under the OBCA, if a shareholder transfers shares after the record date or the deemed record date, as applicable, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting.
      Notice of Shareholders’ Meetings. Under the CBCA, a public corporation must give notice of a shareholders’ meeting not less than 21 days and not more than 60 days before the meeting. Under the OBCA, such notice must be provided not less than 21 days and not more than 50 days before the meeting. Notwithstanding the foregoing, Canadian public companies regardless of their governing statutes are subject to the requirements of National Instrument 54-101 of the Canadian Securities Administrators which provides for a minimum notice period which is greater than the minimum 21-day period provided for in the CBCA and OBCA.
      Telephonic or Electronic Meetings. Under the CBCA, unless the by-laws of the corporation provide otherwise, a meeting of shareholders may be held by telephonic, electronic or other communication facility (and shareholders may participate in and vote at the meeting by such means) if such facility is made available by the corporation and permits all participants to communicate adequately with each other during the meeting. In addition, under the CBCA, if the corporation’s by-laws so provide, a meeting of shareholders may be held entirely by such means. Under the OBCA, unless a corporation’s articles or by-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means.

      Shareholder Proposals. The CBCA provides that shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (i) the shareholder must have been the registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to one percent of the total number of outstanding voting shares of the corporation or whose fair market value is at least Cdn.$2,000, or (ii) the proposal must have the support of persons who in the aggregate have been the registered or beneficial owners of such number of voting shares for such period. Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose at a shareholders’ meeting.
      Financial Assistance. The regulations under the CBCA require disclosure in proxy circulars of (i) certain material financial assistance given by the corporation in connection with a purchase of shares of the corporation, or to shareholders of the corporation or any of its affiliates (as defined in the CBCA) (who are not directors, officers or employees of the corporation or its affiliates, as the case may be) or to an associate (as defined in the CBCA) of such shareholders, and (ii) certain financial assistance other than routine indebtedness to directors, executive officers and senior officers. The OBCA requires disclosure to shareholders of financial assistance given by the corporation (i) in connection with the purchase of shares (or securities convertible into or exchangeable for shares) of the corporation or its affiliates (as defined under the OBCA), or (ii) to shareholders, beneficial shareholders, directors, officers or employees of the corporation, an affiliate (as defined under the OBCA) of the corporation or an associate (as defined under the OBCA) of any of them.

11.	Documents Incorporated by Reference
      The following documents, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a)	the Form 40-F/ Annual Information Form;

(b)	the Management Information Circular of the Offeror dated March 14, 2005 prepared in connection with the annual meeting of shareholders of the Offeror held on April 28, 2005;

(c)	the comparative audited consolidated financial statements of the Offeror and the notes thereto as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the report of the auditors thereon, found at pages 75 through 124 of the 2004 Annual Report of the Offeror and management’s discussion and analysis of financial results found at pages 25 through 73 thereof;

(d)	the comparative unaudited consolidated financial statements of the Offeror and the notes thereto as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004, together with management’s discussion and analysis of financial results found at pages 6 through 20 of the Offeror’s third quarter report in respect of the quarter ended September 30, 2005;

(e)	the material change report dated January 28, 2005 relating to the decision by the Peruvian tax authority, SUNAT, not to appeal the Tax Court’s decision in favour of the Offeror regarding SUNAT’s tax assessment of the Pierina Mine for the 1999 and 2000 fiscal years; and

(f)	the material change report dated November 9, 2005 relating to the Offeror’s intention to make the Offer and the entering into of the Goldcorp Agreement.
      Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of these documents may be obtained on request without charge from the Vice President, Assistant General Counsel and Secretary of the Offeror, BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario M5J 2S1, telephone 416-861-9911 or may be obtained through the SEDAR website at www.sedar.com. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Assistant General Counsel and Secretary of the Offeror at the above-mentioned address and telephone number. Copies of all documents incorporated by reference in the Offer and Circular are available at www.barrick.com/offertoplacer.
      All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms and information circulars filed by the Offeror with securities commissions or similar authorities in the provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer and the entering into of the Goldcorp Agreement, the Offeror is not aware of any information that indicates any material change in the affairs of the Offeror since the date of the last published financial statements of the Offeror.
      Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.
      Information contained in or otherwise accessed through the Offeror’s website, www.barrick.com, www.barrick.com/offertoplacer or any other website, does not form part of the Offer and Circular. All such references to the Offeror’s website are inactive textual references only.

12.	Ownership of and Trading in Shares of Placer Dome
      No securities of Placer Dome, other than 2,000 Shares held by Ammar Al-Joundi, a senior officer of the Offeror, 17,500 Shares held, directly or indirectly, by Angus A. MacNaughton, a director of the Offeror, and 760 Shares held by Steven J. Shapiro, a director of the Offeror, are beneficially owned, directly or indirectly, nor is control or direction exercised over any securities of Placer Dome, by the Offeror or its directors or senior officers, or to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry by (i) any associates of a director or senior officer of the Offeror, (ii) any person or company acting jointly or in concert with the Offeror, or (iii) any person or company holding more than 10% of any class of equity securities of the Offeror. There is no person acting jointly or in concert with the Offeror in connection with the Offer. Each of the above-named directors and officers intends to tender his Shares pursuant to the Offer.
      To the knowledge of the Offeror and its directors and senior officers, after reasonable enquiry, none of the persons referred to above has traded in any securities of Placer Dome during the six months preceding the date of the Offer and Circular except for Ammar Al-Joundi who acquired 700 Shares at a price of Cdn.$18.95 and 1,300 Shares at a price of Cdn.$18.96, both on June 23, 2005, Angus A. MacNaughton who, as a result of the exercise of put options, indirectly acquired 2,500 Shares at a price of $22.65 on May 10, 2005, 700 Shares at a price of $22.65 on May 11, 2005, 100 Shares at a price of $22.65 on June 14, 2005 and 4,700 Shares at a price of $22.65 on June 18, 2005, and Steven J. Shapiro who acquired 205 Shares at a price of $13.27 on May 25, 2005. The Offeror has not purchased or sold any securities of Placer Dome during the twelve months preceding the date of the Offer.

13.	Commitments to Acquire Shares of Placer Dome
      Other than pursuant to the Offer, there are no commitments to acquire Shares or other securities of Placer Dome by the Offeror or its directors or senior officers or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by (i) any associates of a director or senior officer of the Offeror, (ii) any person or company acting jointly or in concert with the Offeror, or (iii) any person or company holding more than 10% of any class of equity securities of the Offeror.

14.	Arrangements, Agreements or Understandings
      There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Placer Dome.
      There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of Placer Dome with respect to the Offer or between the Offeror and any person or company with respect to any securities of Placer Dome in relation to the Offer.

15.	Benefits from the Offer
      No person named under “Ownership and Trading in Shares of Placer Dome” in Section 12 of the Circular will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or the Goldcorp Transaction or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

16.	Material Changes and Other Information Concerning Placer Dome
      The Offeror has no information that indicates any material change in the affairs of Placer Dome since the date of the last published financial statements of Placer Dome other than as has been publicly disclosed by Placer Dome. The Offeror has no knowledge of any material fact concerning securities of Placer Dome that has not been generally disclosed by Placer Dome or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.	Certain Information Concerning Placer Dome and Its Shares
Authorized and Outstanding Capital
      Based on publicly available information, the authorized share capital of Placer Dome is comprised of an unlimited number of Placer Dome Common Shares without par value carrying one vote per share and an unlimited number of preferred shares without par value, issuable in series. On October 21, 2005, there were 436,679,863 Placer Dome Common Shares and no preferred shares of Placer Dome issued and outstanding.
      The Offeror understands that as at October 21, 2005, Placer Dome had Convertible Debentures in the aggregate principal amount of $230 million outstanding (none of which was in a position to be converted), and 14,110,052 Options outstanding which, if exercised on that date, would give rise to the issuance of 14,110,052 Placer Dome Common Shares. The Offeror understands that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Placer Dome of any Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Shares, except the SRP Rights.
Dividends and Dividend Policy
      According to publicly available information, there are no restrictions on the payment of dividends by Placer Dome. Placer Dome paid cash dividends totalling $0.10 per Share in each of 2002, 2003, and 2004. A dividend of $0.05 per Share was paid in each of the months of April and September 2005.
Previous Distributions of Shares
      The following is based on publicly available information disclosed by Placer Dome. On November 23, 2004, Placer Dome completed an equity offering of 21,275,000 Shares at a price of $22.00 per share for aggregate gross proceeds of $468,050,000. In addition, on December 31, 2002, Placer Dome completed the acquisition of 100% of the outstanding shares of AurionGold Limited in exchange for the issuance of 77,934,094 Shares and the payment of $63 million in cash to the shareholders of AurionGold Limited. The Offeror believes that the foregoing are the only distributions of the Shares effected during the five most recently completed fiscal years of Placer Dome, other than any distributions of Shares pursuant to Stock Option Plans.

Price Range and Trading Volumes of the Shares
      The principal markets on which the Shares trade are the TSX and the NYSE. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volumes of trading of the Shares on the TSX and the NYSE:

	NYSE			TSX

Calendar Period	High	Low	Volume	High	Low	Volume

	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2005
November (to November 8, 2005)	19.84	19.20	27,406,200	23.50	22.62	30,110,739
October	20.09	15.36	53,717,900	23.75	18.07	53,835,087
September	17.90	14.79	48,657,500	21.13	17.52	50,036,370
August	15.79	13.83	32,240,400	18.89	16.44	38,472,808
July	16.14	13.41	29,644,800	19.55	16.30	34,054,942
June	15.88	13.38	37,158,900	19.56	16.52	52,254,138
May	14.06	12.10	40,622,700	17.41	15.35	35,298,369
April	16.17	13.26	38,859,500	19.70	16.58	46,455,852
March	18.07	15.72	37,773,200	21.75	19.04	47,140,673
February	19.12	15.86	40,186,900	23.53	19.92	48,082,581
January	18.69	16.82	32,511,700	22.65	20.80	34,069,596

2004
December	21.65	18.12	34,328,700	25.68	22.10	35,648,133
November	23.67	20.29	38,931,200	28.24	24.91	41,609,423

2005
July - September	17.90	13.41	110,542,700	21.13	16.30	122,564,120
April - June	16.17	12.10	116,641,100	19.70	15.35	134,008,359
January - March	19.12	15.72	110,471,800	23.53	19.04	129,292,850

2004
October - December	23.67	18.12	108,650,900	28.24	22.10	121,467,491
July - September	19.99	14.77	77,224,100	25.24	19.75	95,112,832
April - June	18.34	12.89	101,362,700	23.98	17.95	114,839,850
January - March	19.22	15.21	115,640,700	24.50	20.35	122,624,157

2003
October - December	18.71	13.19	119,738,800	24.36	17.54	135,926,738

Source: NYSEnet and TSX Historical Data Access

     The closing price of the Shares on the NYSE and the TSX on October 28, 2005, the last trading day prior to the announcement of the Offer, was $16.51 and Cdn.$19.49, respectively. The Offer price of $20.50 per Share represents a premium of approximately 24% over the closing price of the Shares on the NYSE on October 28, 2005. The Offer price of $20.50 also represents a premium of approximately 27% over the average closing price of the Shares on the NYSE on the ten trading days immediately preceding the date of the Offeror’s announcement of its intention to make the Offer.

18.	Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure
      Market for Shares. The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares and, depending on the number of Shares purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.
      Listing and Quotations. The rules and regulations of the Listing Exchanges on which the Shares (or CDIs or IDRs) are traded establish certain criteria which, if not met, could lead to the delisting of Shares (or CDIs or IDRs) from the Listing Exchanges. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares (or CDIs or IDRs) would fail to meet the criteria for continued listing on the Listing Exchanges. If this were to happen, the Shares (or CDIs or IDRs) could be delisted on one or more of the Listing Exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.
      If the Offeror acquires the Shares not deposited pursuant to the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, it is the intention of the Offeror to apply to delist the Shares (and CDIs and IDRs) from the Listing Exchanges as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if required.
      Public Disclosure by Placer Dome. After the purchase of the Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Placer Dome may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of certain provinces of Canada and such other jurisdictions where Placer Dome has similar obligations. Furthermore, it may be possible for Placer Dome to request the elimination of the public reporting requirements of any province or jurisdiction where a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Placer Dome to cease to be a reporting issuer under the securities Laws of each province of Canada and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. However, for so long as Placer Dome has public debt outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations.
      In the United States, the Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Placer Dome to the SEC if the Shares are not listed on a U.S. national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Placer Dome to Shareholders and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 and the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going-private” transactions, no longer applicable to Placer Dome. In addition, “affiliates” of Placer Dome and persons holding “restricted securities” of Placer Dome might be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act. The Offeror intends to seek to cause Placer Dome to terminate registration of the Shares under the U.S. Exchange Act as soon as practicable after consummation of the Offer pursuant to the requirements for termination of registration of the Shares.
      Margin Regulations. The Shares are currently “margin securities” under the regulations of the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. Barrick Common Shares are margin securities under the regulations of the Federal Reserve Board.

19.	Regulatory Matters
      In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over the Offeror or Placer Dome, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.
Competition Act
      The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short form (generally with a 14-day waiting period) or a long form (with a 42-day waiting period). However, if the Offeror files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the Offeror files a long form.

      Upon receipt of a pre-merger notification from the Offeror, the Commissioner is required immediately to notify Placer Dome that the Commissioner has received from the Offeror the prescribed short form information or prescribed long form information, as the case may be. Placer Dome is required by the Competition Act to supply the Commissioner with the prescribed short form information within ten days after being so notified or the prescribed long form information within 20 days after being so notified, as the case may be. Although Placer Dome is required to file certain information and documentary material with the Commissioner in connection with the Offer, neither Placer Dome’s failure to make such filings nor a request from the Commissioner for additional information or documentary material made to Placer Dome will extend the waiting period.
      The Commissioner’s review of a transaction may take less than or longer than the statutory waiting period. Where the Commissioner completes her review of a notifiable transaction prior to the expiry of the applicable statutory waiting period and notifies the notifying parties that she does not, at that time, intend to make an application under the merger provisions of the Competition Act in respect of the proposed transaction, the statutory waiting period terminates.
      Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that she is making an inquiry under the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under the merger provisions of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.
      The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to so initiate proceedings should circumstances change.
      The purchase of Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offeror’s acquisition of control of Placer Dome would be a “merger” for the purposes of the merger provisions of the Competition Act. The Offeror has requested an ARC or a “no action” letter and on November 4, 2005 filed a long form pre-merger notification.
      The Offeror does not currently intend to take up or pay for Shares deposited pursuant to the Offer unless all applicable waiting periods under the Competition Act and any extensions thereof have expired or been waived without restraint or challenge and the Commissioner shall have issued a “no action” letter or the Commissioner shall have issued an ARC in respect of the acquisition of the Shares by the Offeror.
U.S. Federal Antitrust Laws
      Under the HSR Act certain acquisition transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the United States Federal Trade Commission (the “FTC”) and the applicable waiting period has expired or been terminated. The acquisition of Shares pursuant to the Offer is subject to the HSR Act. On

November 4, 2005, the Offeror filed a Pre-merger Notification and Report Form with the Antitrust Division and the FTC in connection with the Offer (the “HSR Filing”).
      Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 30-day waiting period following the filing by the Offeror, unless the last day of the waiting period ends on a Saturday, Sunday or legal holiday, in which case the waiting period will continue until the next U.S. Business Day. Accordingly, the waiting period under the HSR Act applicable to such purchases of Shares pursuant to the Offer should expire before the Expiry Time, unless such waiting period is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, the Offeror has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If, however, either the FTC or the Antitrust Division were to request additional information or documentary material from the Offeror, the waiting period would expire at 11:59 p.m., New York City time, on the 30th calendar day after the date of substantial compliance by the Offeror with such request, unless such 30th calendar day is a Saturday, Sunday or legal holiday, in which case the waiting period would expire on the next U.S. Business Day. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 30 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act, except by court order. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for in the Offer or by applicable Law. Although Placer Dome is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Placer Dome’s failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to Placer Dome will extend the waiting period.
      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust Laws of transactions such as the proposed acquisition of Shares by the Offeror pursuant to the Offer. At any time before or after the purchase by the Offeror of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under United States antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Offeror or the divestiture of substantial assets of the Offeror, its subsidiaries or Placer Dome. Private parties (including individual States) also may seek to take legal action under United States antitrust Laws under certain circumstances.
Other Jurisdictions
      The Offeror is continuing to assess possible regulatory filings and approvals in a number of other jurisdictions. At present, the Offeror is in the process of making filings with and/or seeking approvals from regulatory authorities in Australia and South Africa.
Canadian Securities Laws
      The distribution of the Barrick Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Barrick Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Placer Dome Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

20.	Shareholder Rights Plan
      On February 26, 2004, the Board of Directors adopted the Shareholder Rights Plan, which was confirmed by Shareholders on May 5, 2004. Set out below is a description of the Shareholder Rights Plan based on public documents filed by Placer Dome with Canadian securities regulatory authorities.
      Pursuant to the Shareholder Rights Plan, Placer Dome issued one right (an “SRP Right”) in respect of each outstanding Placer Dome Common Share and authorized the issue of one SRP Right for each Voting Share issued thereafter. The SRP Rights are attached to the Placer Dome Common Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business (Vancouver time) on the tenth business day (as such term is defined in the Shareholder Rights Plan) after the earliest of: (a) the first date of public announcement of facts indicating that a person has become an Acquiring Person (as described below); (b) the date of the commencement of, or first public announcement of, the intent of any person to commence, a take-over bid other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (c) the date that a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as may from time to time be determined by the Board of Directors.
      From and after the Separation Time, each SRP Right entitles the holder to purchase one Placer Dome Common Share at a price (the “SRP Exercise Price”) of $52.00 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Placer Dome Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-in Event”), then after the close of business on the tenth business day (as such term is defined in the Shareholder Rights Plan) after the first date of public announcement by Placer Dome or an Acquiring Person that an Acquiring Person has become such, each SRP Right constitutes the right to purchase from Placer Dome upon exercise thereof that number of Placer Dome Common Shares having an aggregate Market Price (defined below) on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Placer Dome Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become null and void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholdings of any such acquirer. “Market Price” for a security on any date means the average of the daily closing prices per security for such securities on each of the 20 consecutive trading days through and including the third trading day next preceding such date (subject to adjustment in certain circumstances).
      Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Placer Dome Common Shares and will be transferable only together with the associated Placer Dome Common Shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Placer Dome Common Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights will trade separately from the Placer Dome Common Shares after the Separation Time. The Offeror has no reason to believe that the Board of Directors of Placer Dome will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by the Offeror in that regard.
      The Shareholder Rights Plan does not apply to certain types of transactions, including “Permitted Bids”. A “Permitted Bid” is a take-over bid which, among other things, is made to all Shareholders of record, remains open for at least 60 days and provides that no Placer Dome Common Shares may be taken up unless more than 50% of the aggregate of the then outstanding Placer Dome Common Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the Offeror under a Permitted Bid must make a public announcement of the date the take-over bid would otherwise expire and extend the bid for a period of not less than ten business days (as such term is defined in the Shareholder Rights Plan). The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.
      Under the Shareholder Rights Plan, the Board of Directors has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of Placer Dome Common Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Event made by means of a take-over bid circular to all holders of Placer Dome Common Shares. The Board of Directors also has the right, with the prior consent of the holders of Placer Dome Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.001 per SRP Right, subject to certain adjustments.
      It is a condition of the Offer that the Offeror shall have determined in its sole discretion that, on terms satisfactory to the Offeror: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition

Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Placer Dome Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

21.	Acquisition of Shares Not Deposited Pursuant to the Offer
      It is the Offeror’s current intention that if it takes up and pays for Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable the Offeror to acquire all Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.
Compulsory Acquisition
      If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Shares, other than Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires or is bound to take up and pay for such deposited Shares pursuant to the Offer, the Offeror intends to acquire the Shares not deposited pursuant to the Offer on the same terms as the Shares acquired under the Offer pursuant to the provisions of Section 206 of the CBCA (a “Compulsory Acquisition”) or by a Subsequent Acquisition Transaction (as more fully described under “Subsequent Acquisition Transaction” below.
      To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) and to the Director under the CBCA, of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror’s Notice, the Offeror must pay or transfer to Placer Dome the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the Shares held by such Dissenting Offeree to the Offeror and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not within 20 days after the Dissenting Offeree receives the Offeror’s Notice notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Offeror referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.
      The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors.
Compelled Acquisition
      If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder’s Shares on the terms of the Offer (a “Compelled Acquisition”).
      The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of Section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.
Subsequent Acquisition Transaction
      If the Offeror takes up and pays for Shares validly deposited to the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Shares taken up and paid for under the Offer, to take such action as is necessary or advisable, including causing a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Placer Dome and the Offeror or an affiliate of the Offeror, for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.
      Provided that at least 66 2/3% of the outstanding Shares on a fully diluted basis are deposited to the Offer (which is a condition of the Offer) and the Offeror takes up and pays for such Shares, the Offeror will own sufficient Shares to effect such Subsequent Acquisition Transaction.
      A Subsequent Acquisition Transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation including OSC Rule 61-501 and AMF Regulation Q-27. Under OSC Rule 61-501 and AMF Regulation Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a “business combination” or a “going private transaction” if it would result in the interest of a holder or beneficial owner of Shares being terminated without such holder’s or beneficial owner’s consent, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares will be a “business combination” or a “going private transaction” under OSC Rule 61-501 and AMF Regulation Q-27.
      In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” or a “going private transaction” carried out in accordance with OSC Rule 61-501 and AMF Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.
      OSC Rule 61-501 and AMF Regulation Q-27 provide that unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 exempting the Offeror or Placer Dome or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

      Depending on the nature and the terms of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. OSC Rule 61-501 and AMF Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Offeror, any “related party” of the Offeror or any other “interested party” (within the meaning of OSC Rule 61-501 and AMF Regulation Q-27) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing.
      OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not (i) acting jointly or in concert with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (as defined in OSC Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (as defined in OSC Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.
      In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule OSC 61-501 and AMF Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.
      Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares under Section 190 of the CBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.
      The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular, “United States Federal Income Tax Considerations” in Section 23 of the Circular and “Australian Federal Income Tax Considerations” in Section 24 of the Circular. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.
      The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Placer Dome will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Placer Dome, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction involving Placer Dome.

      Rule 13e-3 under the U.S. Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. The Offeror believes that Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Placer Dome and certain information relating to the fairness of the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, and the consideration offered to minority Shareholders be filed with the SEC and distributed to minority Shareholders before the consummation of any such transaction.
      The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the U.S. Exchange Act.
      If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Placer Dome, or taking no actions to acquire additional Shares. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares, or may even sell or otherwise dispose of any or all Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer.
Judicial Developments
      Prior to the pronouncement of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and AMF Regulation Q-27. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.
      Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

22.	Canadian Federal Income Tax Considerations
      In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Offeror, the following summary fairly presents the principal consequences under the Tax Act generally applicable to Shareholders who dispose of their Shares pursuant to the Offer or pursuant to certain transactions described in “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of this Circular. This summary is based upon the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current administrative practices of the CRA.
      This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.
      This summary is based on the assumption that if the SRP Rights are acquired by the Offeror, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. This summary does not address all issues relevant to Shareholders who acquired their Shares on the exercise of an Option or upon conversion of a Convertible Debenture. Such Shareholders should consult their own tax advisors. The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules and Shareholders that are financial institutions for the purposes of those rules should consult their own tax advisors.

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.
      All amounts relating to the disposition of Shares must be converted into Canadian dollars for purposes of the Tax Act and the regulations thereunder using the exchange rate applicable to the relevant time.
Residents of Canada
      The following summary is applicable to Shareholders who, at all relevant times, are resident in Canada for purposes of the Tax Act, who hold their Shares as “capital property”, who are not “affiliated” with the Offeror and who deal at arm’s length with the Offeror and Placer Dome for purposes of the Tax Act. Shares will generally constitute capital property to a holder thereof unless the holder holds such Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where such a Shareholder’s Shares are acquired by the Offeror under the Share Alternative and the Rollover Option and the Shareholder makes a valid section 85 election in respect of such Shares, as described below, the Barrick Common Shares received in the exchange will not be Canadian securities for the purposes of the Tax Act.
      Shareholders who do not hold their Shares as capital property should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such Shareholders.
Sale of Shares Under the Offer
Exchange of Shares for Cash Only
      A Shareholder whose Shares are acquired by the Offeror for cash only will realize a capital gain (or capital loss) equal to the amount by which the cash received for such Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such Shareholder of such Shares. The general tax treatment of capital gains and losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.
Exchange of Shares for Cash and Barrick Common Shares
          No Tax-Deferred Rollover Under the Tax Act
      Subject to the availability of the joint election referred to below, a Shareholder who exchanges Shares for cash and Barrick Common Shares will be considered to have disposed of such Shares for proceeds of disposition equal to the sum of (i) any cash received by such Shareholder, including any cash received in lieu of a fractional share, and (ii) the fair market value, as at the time of the exchange, of any Barrick Common Shares acquired by such Shareholder on the exchange. As a result, the Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of such Shares. The cost to a Shareholder of any Barrick Common Shares acquired by the Shareholder on the exchange will be equal to the fair market value of those Barrick Common Shares at that time, and such cost will be averaged with the adjusted cost base of all other Barrick Common Shares held by the Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Barrick Common Share held by such Shareholder. The general tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.
          Tax-Deferred Rollover Under the Tax Act
      An Eligible Holder who receives cash and Barrick Common Shares under the Offer pursuant to the Share Alternative, and who further elects the Rollover Option in the Letter of Transmittal, may make a joint election with the Offeror pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, depending on the “Elected Amount” (as defined below) and the adjusted cost base to the holder of the

Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder’s Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may select an “Elected Amount” so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the election made pursuant to subsection 85(1) or (2) of the Tax Act to be treated as the proceeds of disposition of the Shares.
      In general, where an election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange, including any cash received in lieu of a fractional Barrick Common Share;

(b)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Shares exchanged, determined at the time of the exchange, and the fair market value of the Shares at that time; and

(c)	the Elected Amount may not exceed the fair market value of the Shares at the time of the exchange.
      Where an Eligible Holder and the Offeror make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Shares, determined at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the aggregate cost to the Eligible Holder of the Barrick Common Shares acquired on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder, and such cost will be averaged with the adjusted cost base of all other Barrick Common Shares held by the Eligible Holder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Barrick Common Share held by such Eligible Holder.
      Eligible Holders who wish to tender Shares under the Rollover Option must elect the Share Alternative. Shareholders who elect the Cash Alternative will not be permitted to elect the Rollover Option, even if such Shareholders receive Barrick Common Shares as a result of pro ration.
      An Eligible Holder who wishes to tender Shares under the Rollover Option and enter into a joint tax election with the Offeror under subsection 85(1) or (2) of the Tax Act must obtain the appropriate federal election forms (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office.
      An Eligible Holder who wishes to tender Shares under the Rollover Option and effect the disposition of such holder’s Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) must ensure that two signed copies of Form T2057 or, in the event that the Shares are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by the Depositary at its office at Toronto, Ontario (CIBC Mellon Trust Company, Attn: Barrick Tax Election, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9) on or before the sixtieth day after the Expiry Time duly completed with the details of the number of Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election form will be returned to the particular Eligible Holder at the address indicated on the election form, signed by the Offeror, for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by the Offeror on or before 60 days after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with the Offeror should give their immediate attention to this matter.
      Where Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file one copy of Form T2057 (and, where applicable, the corresponding provincial form(s)) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner. Where the Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form(s) with the provincial taxation authority). Such Form T2058 (and provincial form(s), if applicable) must be accompanied by a list containing the name and social insurance number or business number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.
      Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. The Offeror agrees only to add the required information regarding the Offeror to any properly completed election form received by the Depository on or before the sixtieth day after the Expiry Time, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 60 days after the receipt thereof. Accordingly, the Offeror will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).
      In order for the CRA to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either the Offeror or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Offeror’s 2005 taxation year is scheduled to end on December 31, 2005, although the Offeror’s taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by the Offeror in accordance with the procedures set out herein no later than 60 days after the Expiry Time.
      Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. A Shareholder who does not make a valid election under section 85 of the Tax Act (or under the corresponding provisions of applicable provincial tax legislation) may realize a taxable capital gain under the Tax Act (or under applicable provincial tax legislation). The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.
Taxation of Capital Gains and Capital Losses
      A Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of Shares will generally be required to include in income one-half of any such capital gain (“taxable capital gain”) and may apply one-half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.
      If the Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends previously received (or deemed to have been received) in accordance with detailed provisions of the Tax Act in that regard. Shareholders should consult their tax advisors for specific information regarding the application of these provisions.
      A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on its “aggregate investment income”. For this purpose, investment income includes taxable capital gains.

      The realization of a capital gain or loss by an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act.
Compulsory Acquisition
      As described under Section 21 of the Circular, “Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Shares not deposited pursuant to the Offer pursuant to section 206 of the CBCA. The tax consequences to a Shareholder of a disposition of Shares in such circumstances generally will be as described above depending upon the consideration received by the Shareholder for the Shareholder’s Shares. Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.
Subsequent Acquisition Transaction
      As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.
      The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.
      A Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares. In the case of a Shareholder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Shareholder that is a corporation will generally be deductible in computing the corporation’s income.
      Subsection 55(2) of the Tax Act provides that where a Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares for purposes of computing the Shareholder’s capital gain or capital loss. Shareholders that are corporations should consult their own tax advisors in this regard.
      A Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.
      Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.
Non-Residents of Canada
      The following summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Offeror for the purposes of the Tax Act, deals at arm’s length with the Offeror and Placer Dome for the purposes of the Tax Act, holds Shares as capital property and does not use or hold, and is not deemed to use or hold Shares in connection with carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Sale of Shares Under the Offer
      A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares to the Offeror under the Offer unless the Shares constitute “taxable Canadian property” to the non-resident Shareholder. Generally, the Shares will not constitute “taxable Canadian property” to a non-resident Shareholder at a particular time provided that (a) the Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (b) the non-resident Shareholder, persons with whom the non-resident Shareholder does not deal at arm’s length, or the non-resident Shareholder together with persons with whom the non-resident Shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any class of Placer Dome at any time during the 60-month period that ends at that time. Shares may also be taxable Canadian property in certain other circumstances, including where the Shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.
      If Shares constitute or are deemed to constitute taxable Canadian property to a particular non-resident Shareholder, such non-resident Shareholder will realize a capital gain (or capital loss) on the sale thereof to the Offeror under the Offer, generally computed in the manner, and subject to the tax treatment, described above under “Residents of Canada — Sales of Shares Under the Offer”. Any such capital gain may be exempt from tax under the Tax Act under the terms of an income tax treaty or convention between Canada and the country in which the non-resident Shareholder resides.
      In the event that the Shares constitute taxable Canadian property to a particular non-resident Shareholder and the gain to be realized upon a disposition of such Shares under the Offer is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, then the non-resident Shareholder will be an Eligible Holder and may, if the Shares are tendered to the Offer under the Share Alternative and the Rollover Option, make a joint tax election with the Offeror in order that the exchange occurs on a full or partial tax-deferred basis as described above under “Residents of Canada — Sale of Shares under the Offer — Exchange of Shares for Cash and Barrick Common Shares — Tax-Deferred Rollover Under the Tax Act”. If such election is made, the Barrick Common Shares received as consideration for the Shares will be deemed to be taxable Canadian property to such non-resident Shareholder. Non-resident Shareholders who are Eligible Holders should consult their own tax advisors.
Compulsory Acquisition
      Subject to the discussion below under “Delisting of Shares”, a non-resident Shareholder will not be subject to income tax under the Tax Act on a disposition of Shares either pursuant to the Offeror’s statutory rights of purchase described under “Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition” in Section 21 of the Circular, or on an exercise of dissent rights in respect thereof unless the Shares are “taxable Canadian property” to the non-resident Shareholder for purposes of the Tax Act and the non-resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. Where interest is paid or credited to a non-resident Shareholder in connection with the exercise of dissent rights under a Compulsory Acquisition, such non-resident Shareholder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the non-resident Shareholder is entitled under any applicable income tax treaty or convention.
Subsequent Acquisition Transaction
      As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer.
      The tax treatment of a Subsequent Acquisition Transaction to a non-resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a non-resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under “Residents of Canada — Subsequent Acquisition Transaction”. Whether or not a non-resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Shares or any shares issued as consideration for the Shares are “taxable Canadian property” to the Shareholder for purposes of the Tax Act or the Shareholder is entitled to relief under any applicable income tax treaty or convention. Dividends paid or deemed to be paid or credited to a non-resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Shareholder is entitled under any applicable income tax treaty or convention. Where the non-resident Shareholder is a U.S. resident entitled to the benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.
Delisting of Shares
      As noted in “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular, Shares may cease to be listed on the TSX (or another prescribed stock exchange) following the completion of the Offer and may not be listed on the TSX (or another prescribed stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-resident Shareholders are cautioned that if the Shares are not listed on a prescribed stock exchange at the time they are disposed of (a) the Shares will be taxable Canadian property to the non-resident Shareholder, (b) the non-resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty or convention, and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the non-resident Shareholder. Where the non-resident Shareholder is entitled to receive Barrick Common Shares on any such disposition, the Offeror may be required to withhold and sell in the market a portion of the Barrick Common Shares that the non-resident Shareholder would otherwise be entitled to receive to satisfy the Offeror’s withholding obligations under the Tax Act. Non-resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

23.	United States Federal Income Tax Considerations
      In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Offeror, the following is an accurate summary of the material United States federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the exchange of Shares for Barrick Common Shares (if any) and cash pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction (collectively referred to in this Section as the “Offer”) and the ownership and disposition of any Barrick Common Shares received pursuant to the Offer.
Scope of this Disclosure
U.S. Holders
      For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that, for United States federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the Laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of the estate is subject to United States federal income tax regardless of the source of the income, or (d) a trust if (i) the trust has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. A U.S. Holder does not include a beneficial owner of Shares that is resident in Canada for purposes of the Canada-U.S. Tax Convention (as defined below).
      This summary is for general information purposes only and does not purport to be a complete description of all potential United States federal income tax consequences that may apply to a U.S. Holder as a result of the Offer and the ownership and disposition of Barrick Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the United States federal income tax consequences to them of the Offer and the ownership and disposition of Barrick Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the United States federal, state and local, and foreign tax consequences of the Offer and the ownership and disposition of Barrick Common Shares.
Non-U.S. Holders
      For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares other than a U.S. Holder. This summary does not address the United States federal income tax consequences of the Offer and the ownership and disposition of Barrick Common Shares to Non-U.S. Holders.
U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed
      This summary does not address the United States federal income tax consequences of the Offer or the ownership and disposition of Barrick Common Shares to U.S. Holders that are subject to special provisions under the Code (as defined below), including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the United States dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Shares or Barrick Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Shares or Barrick Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Shares or Barrick Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders that own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of the Offeror or of Placer Dome; and (i) certain former resident individuals and corporations that are treated as U.S. Holders for all or some purposes under the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the United States federal, United States state and local, and foreign tax consequences of the Offer and the ownership, and disposition of Barrick Common Shares.
      If an entity that is classified as a partnership (or “pass-through” entity) for United States federal income tax purposes holds Shares or Barrick Common Shares, the United States federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences of the Offer and the ownership and disposition of Barrick Common Shares.
Authorities
      This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, United States court decisions, published rulings and administrative positions of the U.S. Internal Revenue Service (the “IRS”) interpreting the Code, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), as applicable and, in each case, as in effect and available as of the date of the Offer and Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
Tax Consequences Other than United States Federal Income Tax Consequences Not Addressed
      This summary addresses solely the United States federal income tax consequences of the Offer and does not address the United States state and local, United States estate and gift, or foreign tax consequences to U.S. Holders of the Offer and the ownership and disposition of Barrick Common Shares. Each U.S. Holder should consult its own tax advisor regarding the United States state and local and foreign tax consequences of the Offer and the ownership and disposition of Barrick Common Shares.

Certain United States Federal Income Tax Consequences of the Offer
      If a U.S. Holder accepts and participates in the Offer:

(a)	the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Barrick Common Shares received by such U.S. Holder pursuant to the Offer plus the amount of any cash received and (ii) the adjusted tax basis of the U.S. Holder in the Shares exchanged;

(b)	the U.S. Holder’s tax basis in any Barrick Common Shares acquired in exchange for Shares pursuant to the Offer will equal the fair market value of the Barrick Common Shares on the date of receipt; and

(c)	the U.S. Holder’s holding period for any Barrick Common Shares acquired in exchange for Shares pursuant to the Offer will begin on the day after the date of receipt.
      The gain or loss described in paragraph (a) above generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if the Shares have been held for more than one year, subject to the discussion below regarding Passive Foreign Investment Companies. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.
      The amount of any Canadian dollars received by a U.S. Holder generally will be translated into U.S. dollars for purposes of calculating the gain or loss described above using the spot exchange rate applicable on the date the Offer is consummated. A subsequent disposition of any foreign currency received will generally give rise to ordinary income or loss. A U.S. holder should consult its own tax advisor regarding the United States federal income tax consequences of acquiring, holding and disposing of foreign currency.
Foreign Tax Credits for Canadian Taxes Paid or Withheld
      A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer may be entitled to elect to receive either a deduction or a credit for U.S. federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Gain on the disposition of Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention.
Passive Foreign Investment Company
      Rules governing “Passive Foreign Investment Companies” (“PFIC”) can have significant adverse tax effects on U.S. Holders of shares of certain foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code.
      If Placer Dome is or has been a PFIC any time during a U.S. Holder’s holding period, unless such U.S. Holder has made a timely “qualified electing fund” election or a “mark to market” election with respect to its ownership of the Shares, any gain recognized as a result of such holder’s participation in the Offer will be treated as an “excess distribution”, which will cause such gain to be subject to the highest rate of tax on ordinary income in effect and to an interest charge. U.S. Holders are strongly urged to consult their own advisors as to the status of Placer Dome as a PFIC under the U.S. tax rules and the potential impact of such status on the tax consequences to them of the Offer.

United States Federal Income Tax Consequences of Ownership and Disposition of Barrick Common Shares Received Pursuant to the Offer
Distributions on Barrick Common Shares
General Taxation of Distributions
      A U.S. Holder that receives a distribution (including a constructive distribution) with respect to Barrick Common Shares will be required to include the amount of the distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current and/or accumulated “earnings and profits” of the Offeror, as determined under United States federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Offeror, the distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Barrick Common Shares and, (b) thereafter, as gain from the sale or exchange of the Barrick Common Shares. See “— Disposition of Barrick Common Shares” below.
Reduced Tax Rates for Certain Dividends
      For taxable years beginning before January 1, 2009, a distribution paid by the Offeror that is included in income as a dividend generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Offeror is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) the dividend is paid on Barrick Common Shares that have been held by the U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Barrick Common Shares will not be entitled to receive the dividend).
      The Offeror generally will be a “qualified foreign corporation” under Section l(h)(11) of the Code (a “QFC”) if (a) the Offeror is incorporated in a possession of the United States, (b) the Offeror is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) Barrick Common Shares are readily tradeable on an established securities market in the United States. However, even if the Offeror satisfies one or more of these requirements, the Offeror will not be treated as a QFC if the Offeror is a PFIC for the taxable year during which the Offeror pays a dividend or for the preceding taxable year. The Offeror believes that it will qualify as a QFC for the tax year ending December 31, 2005. However, there can be no assurance that the Offeror will qualify as a QFC in future tax years. If the Offeror is not a QFC, a dividend paid by the Offeror to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).
Distributions Paid in Foreign Currency
      The taxable amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the United States dollar value of the distribution based on the exchange rate applicable on the date of receipt of the distribution. A subsequent disposition of any foreign currency received will generally give rise to ordinary income or loss.
Dividends Received Deduction
      Dividends paid on the Barrick Common Shares generally will not be eligible for the “dividends received deduction” available to United States corporate shareholders receiving dividends from United States corporations.
Foreign Tax Credit
      A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Barrick Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for U.S. federal income tax purposes.
Disposition of Barrick Common Shares
      A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Barrick Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Holder’s adjusted tax basis in the Barrick Common Shares sold or otherwise disposed. Any such gain or loss generally will be U.S. source capital gain or loss, which will be long-term capital gain or loss if the Barrick Common Shares have been held for more than one year.

Passive Foreign Investment Company
      The Offeror believes that it will not constitute a PFIC for its taxable year ending December 31, 2005. However, there can be no assurance that the Offeror will not be considered a PFIC for any future taxable year. There can be no assurance that the Offeror’s determination concerning its PFIC status will not be challenged by the IRS.
Information Reporting: Backup Withholding Tax
      Taxable payments made pursuant to the Offer and payments made within the United States, or by a United States payor or United States middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Barrick Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish the U.S. Holder’s correct United States taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect United States taxpayer identification number, (c) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if the U.S. Holder furnishes the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

24.	Australian Federal Income Tax Considerations
      In the opinion of Greenwoods & Freehills Pty Ltd, Australian tax advisors to the Offeror, the following is an accurate summary of the material Australian income tax consequences for a Shareholder who is a tax resident of Australia arising from and relating to the exchange of Shares for Barrick Common Shares (if any) and cash pursuant to the Offer or a Compulsory Acquisition (collectively referred to in this Section as the “Offer”) and the ownership and disposition of any Barrick Common Shares received pursuant to the Offer. The disclosure does not address all of the possible Australian income tax consequences of a Subsequent Acquisition Transaction (the form of which has not been settled).
Scope of this Disclosure
      The following is a general description of the Australian income tax consequences of the acceptance of the Offer by Shareholders who are tax residents of Australia. These comments are relevant only to those Shareholders who hold their Shares as capital assets and not to those Shareholders for whom a profit on disposal of the Shares would be regarded as ordinary income (e.g. securities dealers).
      Shareholders who are not tax residents of Australia should generally not be subject to tax in Australia in respect of the Offer.
      The following description is based on the law and practice in effect as at the date of the Offer and Circular, but is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Shareholder. Shareholders should seek their own independent professional advice about their particular circumstances.
      The representatives of Greenwoods & Freehills Pty Ltd involved in preparing this summary are not licensed to provide financial product advice in relation to dealing in securities. Investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any decision in relation to the Offer. Investors should also note that taxation is only one of the matters that needs to be considered when making a decision in respect of the Offer.
Acceptance of the Offer and Disposal of Shares
Capital Gains Tax (“CGT”)
      The acceptance of the Offer by a Shareholder will result in the disposal by the Shareholder of Shares to the Offeror. This change in ownership of the Shares will result in a CGT event happening to the Shareholder for Australian tax purposes.
      A Shareholder who acquired (or is taken to have acquired) Shares before September 20, 1985 and who disposes of Shares to the Offeror under the Offer (whether under the Cash Alternative or the Share Alternative) will generally not realize a capital gain or capital loss on the disposal of Shares. However, where Barrick Common Shares are received as consideration under the Offer, the Shareholder will be taken to have acquired such Barrick Common Shares at the time the Letter of Transmittal is executed with a cost base equal to their market value at that time. Therefore, any subsequent disposal of the Barrick Common Shares will generally result in the realization of a capital gain or capital loss by the Shareholder.
      If a Shareholder acquired (or is taken to have acquired) Shares on or after September 20, 1985, subject to the availability of CGT rollover relief (see below), the Shareholder will generally make a capital gain to the extent that the capital proceeds for a particular Share exceeds the cost base (or, in some cases, indexed cost base) of that Share, and a capital loss to the extent that the capital proceeds for a particular Share are less than the reduced cost base of that Share.
      The capital proceeds will be the sum of the amount of money and the market value of the Barrick Common Shares received by the Shareholder in respect of the disposal of Shares under the Offer. For these purposes, the cash will be translated to Australian currency and the market value of the Barrick Common Shares determined, on the date when the Letter of Transmittal is executed.
      The cost base of the Shares is generally an amount equal to the cost of acquisition of the Shares and any incidental expenses incurred in acquiring or disposing the Shares (e.g., brokerage, stamp duty).
      Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If there is a net capital gain, that amount is included in the assessable income and is subject to Australian income tax.
      Capital losses may not be deducted against other assessable income, but may be carried forward and offset against future capital gains.
Indexation and Discounting
      If a Share was acquired at least 12 months before the Letter of Transmittal is executed, the capital gain or capital loss in respect of that Share will be calculated using one of the following methods:

•	Indexation method — If the Share was acquired at or before 11:45 a.m. on September 21, 1999, the Shareholder may choose to calculate a resulting capital gain as the difference between the capital proceeds and the cost base of the Share indexed for inflation up to September 30, 1999. If the Shareholder does not choose the indexation method, the discount capital gains method may apply if the Shareholder is an individual, complying superannuation entity or trustee (see below); or

•	Discount capital gains method — If the Share was acquired after 11:45 a.m. on September 21, 1999, the capital gain or capital loss is generally the difference between the capital proceeds and the cost base of the Share, without adjustment for indexation. If such Shares have been held by an individual, a complying superannuation entity or a trustee for at least 12 months before the Letter of Transmittal is executed, such Shareholders should be entitled to discount capital gains treatment.
         Discount capital gains treatment entitles eligible shareholders to reduce their capital gain (after deducting available capital losses of the Shareholder for that income year) by half, in the case of individuals and trusts, or by one-third, in the case of complying superannuation entities. Discount capital gains treatment is not available to Shareholders that are companies or Shareholders who did not acquire the Shares at least 12 months before the time they execute their Letter of Transmittal.
      If a Share was not acquired at least 12 months before the Letter of Transmittal is executed, the capital gain or capital loss is generally the difference between the capital proceeds and the cost base of the Share, without the cost base being adjusted for indexation or any capital gain being subject to discount capital gains treatment.
CGT Rollover Relief
      If as a result of the Offer, the Offeror becomes the owner of 80% or more of the Shares in Placer Dome, Shareholders who acquired (or are taken to have acquired) Shares on or after September 20, 1985 who would (but for the CGT rollover relief) realize a capital gain on the disposal of the Shares under the Offer may choose CGT rollover relief. However, it is considered that CGT rollover relief will not be available if the Offeror does not acquire 80% or more of the Shares under the Offer, even if the Offeror subsequently acquires more than 80% of the Shares in a Subsequent Acquisition Transaction.

      If CGT rollover relief is available and chosen, a proportion of the otherwise taxable capital gain will be disregarded and effectively deferred until the Shareholder disposes of the Barrick Common Shares received as partial consideration for such Shareholder’s Shares under the Offer. The choice to obtain this CGT rollover is evidenced by the way in which the relevant Shareholder treats the exchange in such Shareholder’s Australian income tax return for the year of income in which such Shareholder disposes of such Shareholder’s Shares under the Offer.
      CGT rollover relief will only be available to the extent the consideration for the disposal is in the form of Barrick Common Shares. CGT rollover relief will not be available to the extent the consideration is paid in cash (including to the extent that additional cash is paid in respect of fractional entitlements to Barrick Common Shares).
      For Shareholders who would ordinarily have realized a capital gain as a result of disposing of Shares under the Offer under the Share Alternative, the capital gain under the partial rollover will be calculated as follows:

Cash consideration received under the Offer

Capital gain for all Shares held	=	Cash consideration received under the Offer	Less	Cash consideration received under the Offer	+	Market value of Barrick Common Shares under the Offer	×	Cost base of all Shares transferred
      Broadly, this should result in Shareholders only being taxed on a proportion of the capital gain realized on the disposal of the Shares.
      Choosing CGT rollover relief will affect the cost base of the Barrick Common Shares acquired by the Shareholders and this will affect the tax consequences on the future disposal of the Barrick Common Shares received under the Offer (see below).
Disposal of Barrick Common Shares
      The disposal of Barrick Common Shares by Shareholders who are tax residents of Australia will generally be subject to the same Australian CGT consequences as described above in relation to the disposal of Shares, subject to the following difference in the case of a Shareholder who chose CGT rollover relief in relation to the disposal of Shares under the Share Alternative. For such Shareholders, the cost base of the Barrick Common Shares will be calculated as follows:

Cash consideration received under the Offer

Cost base for all Barrick Common Shares received under the Offer	=	Cost base for all Shares previously held	Less	Cash consideration received under the Offer	+	Market value of Barrick Common Shares under the Offer	×	Cost base of all Shares transferred
      Because the Barrick Common Shares will have been acquired after 11:45 a.m. on September 21, 1999, no indexation adjustment would be made to their cost base. However, Shareholders who are individuals, complying superannuation entities or trustees may be entitled to discount capital gains treatment (see above) on the disposal of their Barrick Common Shares. Importantly for these purposes, the Barrick Common Shares are deemed to have been acquired at the time the Shares that were exchanged for the Barrick Common Shares were acquired.
      If CGT rollover relief was not chosen or was not applicable to the disposal of the Shares (e.g., the disposal of Shares resulted in a capital loss being realized or the Shares were acquired (or taken to be acquired) prior to September 20, 1985), the cost base of the Barrick Common Shares received under the Offer will generally be equal to the market value of the Barrick Common Shares on the date the Letter of Transmittal is executed.
Ownership of Barrick Common Shares
      The Australian tax consequences of ownership of the Barrick Common Shares by a Shareholder that is a tax resident of Australia should generally be as follows:

•	Where the Shareholder holds less than 10% of the Barrick Common Shares, dividends paid to the Australian Shareholder on their Barrick Common Shares grossed-up for any dividend withholding tax deducted from the dividend will be included in the Shareholder’s assessable income.

•	The Shareholder should be entitled to a foreign tax credit for such dividend withholding tax.

•	The dividend and dividend withholding tax should be translated to Australian dollars on the day they are paid.

      If the Barrick Common Shares are disposed of, the Shareholder will generally realize a capital gain to the extent that the capital proceeds are more than the cost base of the particular Barrick Common Share (refer above) and a capital loss to the extent that the capital proceeds are less than the reduced cost base of the Barrick Common Share. If the Shareholder is an individual, a complying superannuation entity or a trustee, the Shareholder should be eligible for discount capital gains treatment, provided that they have held the Barrick Common Shares for at least 12 months from the date the Shares were acquired (refer above).
      Where the Shareholder is an Australian resident company that holds 10% or more of the Barrick Common Shares, dividends received should not be subject to Australian tax.
      There are special rules that apply where an Australian tax resident holds an interest in a foreign company, called the “foreign investment fund” regime. However, these rules should not apply to the Barrick Common Shares because the Barrick Common Shares issued under the Offer will be listed on the TSX and the Offeror is classified by the exchange in the precious metals sector.
Subsequent Acquisition Transaction
      If the Offeror does not acquire all the Shares under the Offer, a Subsequent Acquisition Transaction may occur. The Australian tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.
      A Subsequent Acquisition Transaction could be implemented by a plan of arrangement whereby the Offeror acquires the Shares of the Shareholders (who did not accept the Offer) for cash and Barrick Common Shares. On the basis that the Offeror will become the owner of 80% or more of the Shares (including the Shares the Offeror acquired under the Offer) under the Subsequent Acquisition Transaction, the tax consequences as discussed above in the section entitled “Acceptance of the Offer and Disposal of Shares” should apply in these circumstances.
      Alternatively, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of a wholly-owned direct or indirect subsidiary of the Offeror and Placer Dome pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preferred shares of the amalgamated corporation (“Preferred Shares”), such Preferred Shares to be forthwith redeemed for cash and Barrick Common Shares. In these circumstances, the whole of the redemption price could be taken to be an unfranked dividend for Australian tax purposes and no capital loss would arise for the cost of the Shares. In the event that the redemption price is not deemed to be a dividend, CGT rollover relief is unlikely to be available.
      The tax consequences of any other form of Subsequent Acquisition Transaction will depend upon the exact manner in which the transaction is carried out, and may differ from those arising on the sale of Shares under the Offer. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

25.	Other Matters Relating to the Offer
Dealer Managers and Soliciting Dealer Group
      The Offeror has engaged the services of RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. as Dealer Managers in Canada to solicit acceptances of the Offer. The Offeror will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer.
      RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. intend to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States in the case of RBC Dominion Securities Inc., through its United States registered broker dealer affiliate, RBC Capital Markets Corporation, and in the case of Merrill Lynch Canada Inc., through Merrill Lynch, Pierce, Fenner & Smith Incorporated. Each member of the Soliciting Dealer Group, including the Dealer Managers, is referred to herein as a “Soliciting Dealer”.
      The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of Cdn.$0.15 for each Share deposited and taken up by the Offeror pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$100 and not more than Cdn.$1,500, provided that at least 300 Shares are deposited per beneficial Shareholder. The Offeror will not pay any fee with respect to deposits of Shares held for the Dealer Managers’ own accounts as principals. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Shares.
Depositary, U.S. Forwarding Agent and Information Agents
      CIBC Mellon Trust Company is acting as Depositary and Mellon Investor Services LLC is acting as U.S. Forwarding Agent under the Offer. In such capacity, the Depositary and the U.S. Forwarding Agent will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. The Depositary and the U.S. Forwarding Agent will receive reasonable and customary compensation from the Offeror for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary and the U.S. Forwarding Agent for certain liabilities, including liabilities under securities laws, and expenses of the Offer.
      The Offeror has engaged MacKenzie Partners Inc. and Kingsdale Shareholder Services Inc. as Information Agents to provide a resource for information for Shareholders. The Information Agents will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.
      Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada. No fee or commission will be payable by Shareholders who transmit their Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer.
      Shareholders should contact the Dealer Managers, the Depositary, the U.S. Forwarding Agent, the Information Agents or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary or the U.S. Forwarding Agent.
Legal Matters
      The Offeror is being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” have been provided by, Davies Ward Phillips & Vineberg LLP, Canadian counsel and United States tax counsel to the Offeror. The Offeror is being advised in respect of certain matters concerning the Offer by Cravath, Swaine & Moore LLP, United States counsel to the Offeror.
Experts
      As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, and the partners and associates of Greenwoods & Freehills Pty Limited, as a group, beneficially owned directly or indirectly less than 1% of the issued and outstanding securities of Placer Dome or the Offeror.

26.	Stock Exchange Listing Applications
      The TSX has conditionally approved the listing of the Barrick Common Shares to be issued in connection with the Offer, subject to standard terms and conditions. The Offeror will be applying to list such Barrick Common Shares on the NYSE and the other exchanges on which the Barrick Common Shares are listed.

27.	Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
28. Registration Statement Filed with the SEC
      A Registration Statement on Form F-10 under the U.S. Securities Act has been filed, which covers the Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

29.	Directors’ Approval
      The contents of the Offer and Circular have been approved, and the sending thereof to the securityholders of Placer Dome has been authorized, by the board of directors of the Offeror.

AUDITORS’ CONSENT
      We have read the Circular of Barrick Gold Corporation furnished with Barrick Gold Corporation’s Offer dated November 10, 2005 to purchase all of the issued and outstanding common shares of Placer Dome Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of Barrick Gold Corporation (the “Company”) on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2004, prepared in accordance with U.S. generally accepted accounting principles. Our report is dated March 15, 2005.
      We also consent to the use in the above-mentioned Circular of our report dated November 10, 2005 to the Board of Directors of the Company on the pro forma consolidated balance sheet as at September 30, 2005 and pro forma consolidated income statements for the nine months then ended and for the year ended December 31, 2004.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
November 10, 2005

CONSENT OF COUNSEL
To: The Directors of Barrick:
      We hereby consent to the reference to our opinions contained under “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 10, 2005 made by Barrick to the holders of Placer Dome Common Shares and the reference to our opinions contained therein.

(signed) Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
November 10, 2005
To: The Directors of Barrick:
      We hereby consent to the reference to our opinion contained under “Australian Income Tax Considerations” in the Circular accompanying the Offer dated November 10, 2005 made by Barrick to the holders of Placer Dome Common Shares and the reference to our opinion contained therein.

(signed) Greenwoods & Freehills Pty Limited
Sydney, Australia
November 10, 2005

CERTIFICATE
      The contents of the Offer and Circular have been approved, and the sending thereof to the securityholders of Placer Dome has been authorized, by the board of directors of the Offeror.
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.
DATED: November 10, 2005

(signed) Gregory C. Wilkins President and Chief Executive Officer	(signed) Jamie C. Sokalsky Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Peter Munk Director	(signed) C. William D. Birchall Director

SCHEDULE A
NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To the Directors of
     Barrick Gold Corporation
      We have read the accompanying unaudited pro forma consolidated balance sheet of Barrick Gold Corporation (“Barrick”) as at September 30, 2005 and unaudited pro forma consolidated income statements for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “As reported — Barrick” to the unaudited consolidated financial statements of Barrick as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Barrick for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “As reported — Placer Dome” to the unaudited consolidated financial statements of Placer Dome Inc. as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of Placer Dome Inc. for the year ended December 31, 2004, respectively, and except for certain items that have been reclassified to conform with Barrick’s consolidated financial statement presentation, we found them to be in agreement.

3.	Made enquiries of certain officials of Barrick who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.
            The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “As reported — Barrick” and “As reported — Placer Dome” as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the columns captioned “Pro Forma Consolidated Barrick” to be arithmetically correct.
      A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) Pricewaterhousecoopers llp
Chartered Accountants
Toronto, Canada
November 10, 2005

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET(1)
As at September 30, 2005
(in millions of United States dollars)

	As reported				Pro Forma
			Pro Forma		Consolidated
	Barrick	Placer Dome	Adjustments	Note 2	Barrick

ASSETS
Current assets
Cash and equivalents	$1,105	$935	$173	a	$2,213
Restricted cash	—	153			153
Accounts receivable	50	133			183
Inventories	361	275			636
Other current assets	324	138			462

	1,840	1,634	173		3,647
Available for sale securities	71	26			97
Equity method investments	144	37			181
Property, plant and equipment	3,982	2,591			6,573
Capitalized mining costs	—	222	(222)	b	—
Other assets	753	631	(17)	c	1,367
Goodwill	—	454	(454)	d	—
Unallocated purchase price	—	—	7,336	e	7,336

Total assets	$6,790	$5,595	$6,816		$19,201

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$421	$254	$25	f	$700
Short term debt	50	189	1,224	g	1,463
Other current liabilities	39	54			93

	510	497	1,249		2,256
Long-term debt	1,763	1,107			2,870
Other long-term obligations	565	554	809	h	1,928
Deferred income tax liabilities	148	237			385

Total liabilities	2,986	2,395	2,058		7,439

Shareholders’ equity
Capital stock	4,218	2,525	173	a	12,176
			(2,698)	i
			7,958	j
Retained earnings (Deficit)	(455)	602	(602)	k	(455)
Accumulated other comprehensive income	41	3	(3)	l	41
Contributed Surplus	—	70	(70)	m	—

Total shareholders’ equity	3,804	3,200	4,758		11,762

Total liabilities and shareholders’ equity	$6,790	$5,595	$6,816		$19,201

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the nine months ended September 30, 2005
(in millions of United States dollars, except per share data in dollars)

	As Reported				Pro Forma
			Pro Forma		Consolidated
	Barrick	Placer Dome	Adjustments	Note 2	Barrick

Sales	$1,574	$1,439			$3,013

Costs and expenses
Cost of salesA	847	953			1,800
Amortization	298	195			493
Administration	53	48			101
Exploration, development and business development	95	121			216
Other expense	26	14			40

	1,319	1,331			2,650

Interest income	28	37	$2	n	67
Equity in investees	(2)	4			2
Interest expense	(1)	(69)	(25)	o	(95)

Income before income taxes and other items	280	80	(23)		337
Income tax expense	(60)	(9)	9	p	(60)
Minority interest	—	1			1

Income before cumulative effect of changes in accounting principles	220	72	(14)		278
Cumulative effect of changes in accounting principles, net of tax	6	(14)			(8)

Net income	$226	$58	$(14)		$270

Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.41	$0.16			$0.34
Net income
Basic and diluted	$0.42	$0.13			$0.33

A   Exclusive of amortization.

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the year ended December 31, 2004
(in millions of United States dollars, except per share data in dollars)

	As Reported				Pro Forma
			Pro Forma		Consolidated
	Barrick	Placer Dome	Adjustments	Note 2	Barrick

Sales	$1,932	$1,888			$3,820

Costs and expenses
Cost of salesA	1,071	1,149			2,220
Amortization	452	255			707
Administration	71	64			135
Exploration, development and business development	141	140			281
Other expense	158	81			239

	1,893	1,689			3,582

Interest income	25	22	$3	n	50
Equity in investees	—	7			7
Interest expense	(19)	(77)	(15)	o	(111)

Income before income taxes and other items	45	151	(12)		184
Income tax recovery	203	130	6	p	339
Minority interest	—	(1)			(1)

Income before cumulative effect of change in accounting principles	248	280	(6)		522
Cumulative effect of changes in accounting principles, net of tax	—	4			4

Net income	$248	$284	$(6)		$526

Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic	$0.47	$0.67			$0.63
Diluted	$0.46	$0.65			$0.63
Net income
Basic	$0.47	$0.68			$0.64
Diluted	$0.46	$0.67			$0.64

A   Exclusive of amortization.

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of presentation
This unaudited pro forma consolidated financial statement information has been prepared by management of Barrick, in accordance with United States generally accepted accounting principles (US GAAP), for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated financial statement information assumes that Barrick will acquire all of Placer Dome’s outstanding shares as well as shares issued on the exercise of all in-the-money stock options. Barrick has entered into an agreement with Goldcorp, which, subject to various conditions, would result in the sale of certain operations and projects of Placer Dome, including the Canadian operations, the La Coipa mine and a 40% interest in the Pueblo Viejo project. Barrick would receive approximately $1,350 million in cash from Goldcorp for these assets. The effect of this sale on the financial position and results of operations of Barrick has not been reflected in this unaudited pro forma consolidated financial statement information because of a lack of complete publicly available information relating to the assets, liabilities, revenues and expenses of the operations to be sold to Goldcorp and also because the final price adjustments relating to the Goldcorp sale agreement cannot be definitively estimated at the date hereof.
The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from those recorded in the unaudited pro forma consolidated financial statement information. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Barrick and Placer Dome due to the limited nature of publicly available information relating to Placer Dome. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The information prepared is only a summary. Additional historical financial information about Barrick is available from the sources described under “Documents Incorporated by Reference” in Section 11 of the Circular.
The unaudited pro forma consolidated balance sheet as at September 30, 2005 has been prepared from the unaudited consolidated balance sheets of Barrick and Placer Dome as at September 30, 2005, after giving pro forma effect to the acquisition of Placer Dome by Barrick as though it had occurred on September 30, 2005, based on the assumptions in note 2.
The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been prepared from the unaudited statements of income for each of Barrick and Placer Dome for the nine months ended September 30, 2005 and the audited statements of income for each of Barrick and Placer Dome for the year ended December 31, 2004, after giving pro forma effect to the acquisition of Placer Dome by Barrick as if it had occurred on January 1, 2004, based on the assumptions in note 2.
The unaudited pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Barrick and Placer Dome for each of the nine-month periods ended September 30, 2005 and the year ended December 31, 2004, which are available from the sources described under “Documents Incorporated by Reference” in Section 11 of the Circular, in the case of Barrick, and under “Placer Dome” in Section 2 of the Circular, in the case of Placer Dome. Certain of Placer Dome’s assets, liabilities, income and expenses have been reclassified to conform with Barrick’s consolidated financial statement presentation.
Note 2 — Pro forma assumptions and adjustments
The proposed acquisition by Barrick of Placer Dome will be accounted for under US GAAP using the purchase method of accounting. The results of operations of Placer Dome will be included in the consolidated financial statements of Barrick from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of purchase accounting.
On September 30, 2005, Placer Dome had convertible debt and stock options outstanding, which if converted/exercised would result in an increase in Placer Dome common shares outstanding by approximately 25.1 million shares. This unaudited pro forma financial statement information reflects the issuance by Placer Dome of approximately 11.2 million shares on exercise of in-the-money stock options of Placer Dome at September 30, 2005, but excludes the impact of 13.9 million potential shares that could theoretically be issued due to the conversion/exercise of Placer Dome’s convertible debt and other stock options.
For purposes of preparing the unaudited pro forma consolidated balance sheet, Barrick has made certain assumptions. The unaudited pro forma consolidated financial statement information assumes the completion of a business combination whereby 447.9 million shares of Placer Dome at September 30, 2005 (including shares related to in-the-money Placer Dome stock options) are acquired for total consideration of $9,182 million, comprising 292.6 million common shares of Barrick, and $1,224 million in cash. For the purpose of this unaudited pro forma financial statement information, Barrick has assumed that the maximum cash component of the Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of options by holders of Placer Dome stock options, the conversion, if any, of Placer Dome’s convertible debentures, and elections made by shareholders of Placer Dome on acceptance of Barrick’s offer.
The measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on a Barrick common share price of $27.20, representing the closing price on the New York Stock Exchange on October 28, 2005, the last trading day prior to the public announcement of Barrick’s proposed acquisition of Placer Dome. Under US GAAP, the actual measurement date of the purchase consideration will occur on the earlier of a) the date when sufficient shares have been tendered to make the offer binding or b) the date when Placer Dome agrees to the purchase price. The value of the purchase consideration will be based on the market prices of Barrick common shares for three days before and after the measurement date. Consequently, the value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma financial statement information due to any future changes in the market price of Barrick common shares.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will be as follows:

($ millions)

Value of 292.6 million Barrick common shares at $27.20 per share	$7,958
Cash	1,224
Barrick transaction costs	25

Total purchase consideration	$9,207

Due to the limited nature of publicly available information, Barrick has not been able to determine the fair value of all identifiable assets and liabilities acquired or the complete impact of applying purchase accounting on the income statement. After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities has been presented as “unallocated purchase price.” Upon consummation of the proposed acquisition of Placer Dome, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Barrick for periods after the date of acquisition. Barrick estimates that a $100 million adjustment to the carrying amount of property, plant and equipment of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma statement of income by approximately $4 million for the nine months ended September 30, 2005 and by approximately $6 million for the year ended December 31, 2004. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Placer Dome’s identifiable assets and liabilities at fair value due to the limited nature of publicly available information.
Pro forma adjustments to consolidated balance sheet
The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on September 30, 2005:

(a)	An increase in cash and equivalents by $173 million with a corresponding increase in Placer Dome’s capital stock, to reflect the proceeds received by Placer Dome on exercise of 11.2 million in-the-money Placer Dome stock options.

(b)	A reduction in capitalized mining costs by $222 million to de-recognize this asset of Placer Dome, which will not be recorded as a separate identifiable asset on acquisition.

(c)	A reduction in other assets by $17 million to de-recognize deferred debt issue costs of Placer Dome that will not be recorded as a separate identifiable asset on acquisition.

(d)	A reduction in goodwill by $454 million to de-recognize goodwill recorded by Placer Dome in previous acquisitions.

(e)	An adjustment of $7,336 million to reflect the unallocated purchase price.

(f)	An increase in accounts payable by $25 million to record estimated Barrick transaction costs relating to the purchase.

(g)	An increase in short-term debt by $1,224 million to reflect temporary financing by Barrick for the cash component of the Offer. On closing of the sale of various operations to Goldcorp, Barrick intends to use the cash proceeds of $1,350 million to repay this temporary financing.

(h)	An increase in other long-term obligations by $809 million to record the estimated fair value of Placer Dome’s metal sales contracts.

(i)	A reduction in capital stock of $2,698 million to de-recognize Placer Dome’s historic capital stock (including the adjustment for the assumed exercise of in-the-money stock options).

(j)	An increase in capital stock by $7,958 million to record the assumed value of common shares of Barrick issued in respect of the assumed share component of the Offer.

(k)	An adjustment of $602 million to de-recognize Placer Dome’s historic retained earnings.

(l)	An adjustment of $3 million to de-recognize Placer Dome’s historic accumulated other comprehensive income.

(m)	An adjustment of $70 million to de-recognize Placer Dome’s historic contributed surplus.
Except for the adjustments described above, Barrick has not been able to determine the fair value of identifiable assets and liabilities acquired because of a lack of publicly available information.
Pro forma adjustments to consolidated statements of income
The unaudited pro forma consolidated statements of income reflect the following adjustments as if the acquisition had occurred on January 1, 2004:

(n)	An increase in interest income by $2 million for the nine months ended September 30, 2005 and by $3 million for the year ended December 31, 2004 to reflect interest income earned on the cash proceeds generated by the exercise of Placer Dome stock options.

(o)	An increase in interest expense by $25 million for the nine months ended September 30, 2005 and by $15 million for the year ended December 31, 2004 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer which Barrick has assumed will be financed through credit facilities.

(p)	A credit to tax expense/recovery of $9 million for the nine months ended September 30, 2005 and of $6 million for the year ended December 31, 2004 to reflect the tax effect of the interest income and interest expense adjustment.

Note 3 — Pro forma earnings per share

A.	For the nine-month period ended September 30, 2005

(a)	Pro forma basic earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	535.2
Assumed number of Barrick common shares issued to Placer Dome shareholders	292.6

Pro forma weighted average number of Barrick common shares outstanding	827.8

Pro forma net income	$270

Pro forma earnings per share — basic	$0.33

(b)	Pro forma diluted earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Pro forma weighted average number of Barrick common shares outstanding	827.8
Dilutive effect of Barrick stock options	1.5

Pro forma weighted average number of Barrick common shares outstanding — diluted	829.3

Pro forma earnings per share — diluted	$0.33

B.	For the year ended December 31, 2004

(a)	Pro forma basic earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	533.1
Assumed number of Barrick common shares issued to Placer Dome shareholders	292.6

Pro forma weighted average number of Barrick common shares outstanding	825.7

Pro forma net income	$526

Pro forma earnings per share — basic	$0.64

(b)	Pro forma diluted earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Pro forma weighted average number of Barrick common shares outstanding	825.7
Dilutive effect of Barrick stock options	1.3

Pro forma weighted average number of Barrick common shares outstanding — diluted	827.0

Pro forma earnings per share — diluted	$0.64

SCHEDULE B
October 31, 2005
Delivered by Fax and overnight courier

Mr. Robert M. Franklin Non-executive Chairman of the Board Placer Dome Inc. Suite 3201 130 Adelaide Street West Toronto, ON Fax: 416 363 5950	Mr. Peter W. Tomsett President and CEO Placer Dome Inc. Suite 1600, Bentall IV 1055 Dunsmuir Street Vancouver, BC Fax: 604 682 7092
Gentlemen:
As you are aware, Barrick announced earlier today our intention to make a cash and stock offer for all of the outstanding shares of Placer Dome. We believe our offer generates significant value for Placer Dome’s shareholders through the initial premium to market as well as the ability of Placer Dome’s shareholders to participate in the ownership of the combined company.
The combination of Barrick and Placer Dome will have a solid foundation of operating assets and financial resources, and an unrivalled pipeline of projects. There is a natural fit between key Placer Dome assets and our own. By combining the strengths of our two organizations, we will be able to capture substantial synergies and improve operational efficiencies at a time when the entire mining sector is dealing with the challenges of a rising cost environment. Together, our financial strength will enable us to develop a pipeline of projects and jointly undertake extensive exploration opportunities. We are excited about the prospect of creating a Canadian based, world class company in order to deliver value to our respective shareholders. In addition, we believe that it is also an exciting opportunity for Placer Dome employees, whose dedication and skills we value highly. We look forward to working with them in realizing the potential growth of the combined company.
It is a key component of our offer that we are able to utilize the Canadian tax cost “bump” to increase the tax cost of Placer Dome’s directly held subsidiaries. The bump allows us to price the offer at an attractive premium because we can structure a number of post-acquisition transactions in a very tax-efficient manner for the benefit of all shareholders, including our backstop arrangements with Goldcorp, possible asset dispositions to other third parties, and various other post-acquisition reorganizations to integrate Placer Dome assets tax effectively into our existing corporate group. You will

B-1

see in our bid documents when they are mailed that our offer is conditional on Placer Dome not undertaking any reorganization or other action that would render the bump unavailable. Any attempt to thwart our ability to access the bump will be destructive of Placer Dome shareholder value and will accordingly be viewed very negatively.
We trust you will provide a copy of this letter to each of your directors so that they are fully informed on these key matters.
Yours very truly,
Gregory C. Wilkins
President and Chief Executive Officer
BARRICK

B-2

SCHEDULE C
INFORMATION CONCERNING THE DIRECTORS
AND EXECUTIVE OFFICERS OF THE OFFEROR
      The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years and the country of citizenship, of each director and executive officer of the Offeror.

Name
Citizenship	Position with the Offeror. Present Principal Occupation or Employment;
(Age)	Material Positions held during the last five years

Peter Munk Canada (78)	Chairman and Director of the Offeror. Chairman, Trizec Properties, Inc. and Chairman, President and Chief Executive Officer, TrizecHahn Corporation (real estate).
C. William D. Birchall United Kingdom (63)	Vice Chairman and Director of the Offeror. Vice Chairman and Director, Chief Executive Officer of the Offeror’s subsidiary, ABX Financeco Inc.; prior to January 2004, Corporate Director; prior to May 2002, Vice Chairman, Trizechahn Corporation (real estate).
Gregory C. Wilkins Canada (49)	President, Chief Executive Officer and Director of the Offeror. Prior to February 2003, Corporate Director; prior to May 2002, Vice Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Executive Officer, TrizecHahn Corporation.
Howard L. Beck Canada (72)	Director of the Offeror. Corporate Director; prior to November 2002, Chairman, Wescam Inc. (design and manufacture of stabilized imagery and transmission systems).
Gustavo Cisneros Venezula (60)	Director of the Offeror. Chairman and Chief Executive Officer, Cisneros Group of Companies (private holding group).
Marshall A. Cohen Canada (70)	Director of the Offeror. Counsel, Cassels, Brock & Blackwell LLP (Barristers and Solicitors).
Peter A. Crossgrove Canada (68)	Director of the Offeror. Prior to May 2005, Chairman, Masonite International Corporation (door manufacturing).
Peter C. Godsoe Canada (67)	Director of the Offeror. Corporate Director; prior to March 2004, Chairman, The Bank of Nova Scotia (financial services); prior to December 2003, Chairman and Chief Executive Officer, The Bank of Nova Scotia.
Angus A. MacNaughton Canada (74)	Director of the Offeror. President, Genstar Investment Corporation (investment company).
The Right Honourable Brian Mulroney Canada (66)	Director of the Offeror. Chairman, International Advisory Board of the Offeror; Senior Partner, Ogilvy Renault (Barristers and Solictors); former Prime Minister of Canada.
Anthony Munk Canada (45)	Director of the Offeror. Managing Director, Onex Investment Corp. (diversified manufacturing and service company); prior to May 2001, Vice-President, Onex Corporation (diversified manufacturing and service company).

Name
Citizenship	Position with the Offeror. Present Principal Occupation or Employment;
(Age)	Material Positions held during the last five years

Joseph L. Rotman Canada (70)	Director of the Offeror. Chairman and Chief Executive Officer, Roy-L Capital Corporation (private holding company).
Steven J. Shapiro United States (53)	Director of the Offeror. Executive Vice-President, Finance and Corporate Development, Burlington Resources Inc. (oil and gas exploration and production); prior to April 2005, Executive Vice-President and Chief Financial Officer of Burlington Resources Inc.; prior to January 2003, Senior Vice President and Chief Financial Officer, Burlington Resources, Inc.; prior to October 2000, Senior Vice-President and Chief Financial Officer, Vastar Resources, Inc. (oil and gas exploration and production).
Alexander J. Davidson Canada (54)	Executive Vice President, Exploration and Corporate Development of the Offeror. Prior to March 2005, Executive Vice President, Exploration of the Offeror; prior to May 2003, Senior Vice President, Exploration of the Offeror.
Patrick J. Garver Canada, United States (53)	Executive Vice President and General Counsel of the Offeror.
Peter J. Kinver United Kingdom (50)	Executive Vice President and Chief Operating Officer of the Offeror. Prior to February 2004, Executive Vice President, Operations of the Offeror; prior to August 2003, Divisional Director, Western Division Anglo American Platinum plc (platinum mining).
Jamie C. Sokalsky Canada (48)	Executive Vice President and Chief Financial Officer of the Offeror. Prior to April 2004, Senior Vice President and Chief Financial Officer of the Offeror.
Gordon F. Fife Canada (47)	Senior Vice President, Organizational Effectiveness of the Offeror. Prior to February 2004, Vice President, Organizational Effectiveness of the Offeror; prior to January 2002, Principal, PricewaterhouseCoopers LLP (consulting).
Kelvin Dushnisky Canada (42)	Senior Vice President, Corporate Affairs of the Offeror. Prior to September, 2005, Vice President, Regulatory Affairs of the Offeror; prior to May 2003, Director, Regulatory Affairs of the Offeror; prior to April 2002, Managing Director, Altara Securities Inc. (financial services); prior to August 2001, Vice Chair and General Counsel, EuroZinc Mining Corporation (metals mining).
Igor Gonzales Peru (50)	President, South America of the Offeror. Prior to September, 2005, Vice President, Peru of the Offeror; prior to February 2004, Vice President and General Manager, Pierina Mine, of the Offeror.
Gregory A. Lang United States (50)	President, North American Operations of the Offeror. Prior to September, 2005, Vice President, North American Operations of the Offeror. Prior to February 2004, Vice President, Australian Operations of the Offeror. Prior to December 2001, Vice President, Australia, Homestake Mining Company (gold mining).

Name
Citizenship	Position with the Offeror. Present Principal Occupation or Employment;
(Age)	Material Positions held during the last five years

René L. Marion Canada (43)	Vice President, Russia and Central Asia of the Offeror. Prior to September 2005, Vice President, Technical Services of the Offeror. Prior to February 2004, Vice President and General Manager, Kahama Mining of the Offeror. Prior to July 2003, Corporate Head, Evaluations and Development of the Offeror. Prior to April 2002, Senior Manager, Development of the Offeror. Prior to January 2001, Staff Mining Engineer of the Offeror.
John Shipp Australia (58)	President, Australia/ Africa of the Offeror. Prior to September 2005, Vice President Australia/ Africa of the Offeror; prior to September 2004, Executive General Manager of Operations for Australia of the Offeror; prior to January 2004, General Manager at Kalgoorie Consolidated Gold Mines.

The Depositary for the Offer is:
CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The U.S. Forwarding Agent is:
Mellon Investor Services LLC

By Mail, Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor New York, New York 10027 Toll Free: 1-800-777-3674
The Dealer Managers for the Offer are:

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7	Two Embarcadero Center Suite 1200 San Francisco, California 94111
Telephone: (416) 842-7517 Toll Free: 1-866-293-4855	Toll Free: 1-866-293-4855

Merrill Lynch Canada Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated
181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Telephone: (416) 369-2888	1400 Merrill Lynch Drive MSC-0401N Pennington, New Jersey 08534 Telephone: (609) 818-8000 Toll Free: 1-877-653-2948
The Information Agents for the Offer are:

For Shareholders in Canada	For Shareholders in the U.S. and other locations

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario
M5X 1C7

Toll Free: 1-866-877-2571
shareholder@kingsdalecapital.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Canadian Banks and Brokers Call Collect: 416-867-2342
105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Telephone: (212) 929-5500 (call collect) Toll Free: (800) 322-2885 (English) Toll Free: (888) 405-1217 (French)
Any questions and requests for assistance may be directed by holders of Shares to the Depositary, the U.S. Forwarding Agent, the Dealer Managers or the Information Agents at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.